                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No. 333-20257


                             [LOMAK PETROLEUM LOGO]

PROSPECTUS

                                4,000,000 Shares

                              LOMAK PETROLEUM LOGO

                                  COMMON STOCK

                            ------------------------

ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY (THE "SHARES") ARE BEING SOLD BY LOMAK PETROLEUM, INC. ("LOMAK" OR THE "COMPANY"). THE COMPANY'S COMMON
  STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "LOM." ON
    MARCH 10, 1997, THE REPORTED LAST SALE PRICE OF THE COMMON STOCK ON THE
      NEW YORK STOCK EXCHANGE WAS $17 1/8 PER SHARE. SEE "PRICE RANGE OF
                       COMMON STOCK AND DIVIDEND POLICY."

THE OFFERING OF THE SHARES (THE "COMMON STOCK OFFERING") IS BEING CONDUCTED CONCURRENTLY WITH AN OFFERING (THE "NOTES OFFERING") OF $125,000,000 AGGREGATE
 PRINCIPAL AMOUNT OF 8.75% SENIOR SUBORDINATED NOTES DUE 2007 (THE "NOTES") OF
   THE COMPANY. THE PROCEEDS OF THE COMMON STOCK OFFERING AND THE NOTES OFFERING (COLLECTIVELY, THE "OFFERINGS") WILL BE USED TO REPAY CERTAIN
     INDEBTEDNESS INCURRED TO FUND A PORTION OF THE PURCHASE PRICE OF THE
       COMETRA ACQUISITION DESCRIBED HEREIN. THE CLOSINGS OF THE COMMON
         STOCK OFFERING AND THE NOTES OFFERING ARE CONTINGENT UPON EACH
                                     OTHER.
                            ------------------------

 SEE "RISK FACTORS" BEGINNING ON PAGE 10 HEREOF FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                               PRICE $17 A SHARE

                            ------------------------

                                                             UNDERWRITING
                                         PRICE TO            DISCOUNTS AND          PROCEEDS TO
                                          PUBLIC            COMMISSIONS(1)          COMPANY(2)
                                   --------------------- --------------------- ---------------------

Per Share.........................        $17.00                 $.85                 $16.15
Total(3)..........................      $68,000,000           $3,400,000            $64,600,000

------------

   (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
   (2) Before deducting expenses payable by the Company estimated at $500,000.
   (3) The Company has granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 600,000 additional Shares of Common Stock at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to Company will be $78,200,000, $3,910,000 and $74,290,000, respectively. See "Underwriting."

                            ------------------------

     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Simpson Thacher & Bartlett, counsel for the Underwriters. It is expected that delivery of the Shares will be made on or about March 14, 1997, at the office of Morgan Stanley & Co. Incorporated, New York, New York, against payment therefor in immediately available funds.

                            ------------------------

MORGAN STANLEY & CO.
   Incorporated

          PAINEWEBBER INCORPORATED

                      SMITH BARNEY INC.

                                 A.G. EDWARDS & SONS, INC.

                                           MCDONALD & COMPANY
                                            Securities, Inc.
March 10, 1997

                                     [MAP]

                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE COMMON STOCK OFFERING, AND MAY BID FOR AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR SINCE THE DATES AS OF WHICH INFORMATION IS SET FORTH HEREIN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

                      ------------------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----

Available Information.......................................    4

Incorporation of Certain Information by Reference...........    4

Prospectus Summary..........................................    5

Risk Factors................................................   10

Forward-Looking Information.................................   16

Cometra Acquisition.........................................   17

Notes Offering..............................................   18

Use of Proceeds.............................................   18

Capitalization..............................................   19

Price Range of Common Stock and Dividend Policy.............   20

Unaudited Pro Forma Consolidated Financial Statements.......   21

Selected Consolidated Financial Data........................   25

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   26

Business....................................................   31

Management..................................................   41

Principal Stockholders and Share Ownership of Management....   44

Description of Capital Stock and Indebtedness...............   45

Underwriting................................................   48

Legal Matters...............................................   49

Experts.....................................................   49

Glossary....................................................   50

Index to Financial Statements...............................  F-1

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following regional offices: 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies can be obtained by mail at prescribed rates. Requests for copies should be directed to the Commission's Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, reports, proxy statements and other information concerning the Company can be inspected and copied at the offices of the New York Stock Exchange, Inc. (the "NYSE"), 20 Broad Street, New York, New York 10005, on which the Common Stock is listed.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock being offered by this Prospectus and the Notes which are being offered by a separate prospectus. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Common Stock being offered hereby, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus concerning the provisions of documents filed with the Registration Statement as exhibits are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. All of these documents may be inspected without charge at the offices of the Commission, the addresses of which are set forth above, and copies may be obtained therefrom at prescribed rates.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents and information heretofore filed with the Commission by the Company are hereby incorporated by reference into this
Prospectus:

     1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended by Form 10-K/A, dated March 7, 1997.

     2. The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1996, June 30, 1996 and September 30, 1996.

     3. The Company's Current Report on Form 8-K, dated April 19, 1996, as amended by Form 8-K/A, dated May 31, 1996.

     4. The Company's Current Report on Form 8-K dated February 26, 1997.

     5. The description of the Common Stock contained in the Registration Statement on Form 8-A declared effective by the Commission on October 8, 1996.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the Common Stock Offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described above (other than exhibits). Requests for such copies should be directed to Lomak Petroleum, Inc., 500 Throckmorton Street, Fort Worth, Texas 76102, Attn: Corporate Secretary, Telephone No. (817) 870-2601.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere, or incorporated by reference, in this Prospectus. Unless the context otherwise requires all references herein to "Lomak" or the "Company" include Lomak Petroleum, Inc. and its consolidated subsidiaries. Certain industry terms are defined in the Glossary. Pro forma information gives effect to the Cometra Acquisition (as defined herein) and the related financings (including the Offerings) and certain other acquisitions and financings consummated in 1996, as described in the notes to the Unaudited Pro Forma Consolidated Financial Statements. Unless otherwise indicated, the information set forth herein assumes the Underwriters' over-allotment option with respect to the Common Stock Offering will not be exercised.

                                  THE COMPANY

     Lomak is an independent energy company engaged in oil and gas development, exploration and acquisition primarily in three core areas: the Midcontinent, Appalachia and the Gulf Coast. Over the past five years, the Company has significantly increased its reserves and production through acquisitions and, to a growing extent, development and exploration of its properties. On a pro forma basis as of December 31, 1996, the Company had proved reserves of 644 Bcfe with a Present Value of $974 million. On an Mcfe basis, the reserves were 63% developed and 77% natural gas, with a reserve life in excess of 13 years. Properties operated by the Company accounted for 94% of its pro forma Present Value. The Company also owns over 2,000 miles of gas gathering systems and a gas processing plant in proximity to its principal gas properties. On a pro forma basis in 1996, the Company had revenues of $172 million and EBITDA of $105 million.

     From 1991 through 1996, the Company has made 63 acquisitions, including the Cometra Acquisition, for an aggregate purchase price of approximately $635 million and has spent $39 million on development and exploration activities. These activities have added approximately 719 Bcfe of reserves at an average cost of $0.76 per Mcfe. As a result, the Company has achieved substantial growth since 1991.

                            THE COMETRA ACQUISITION

     The Company recently acquired oil and gas properties located in West Texas, South Texas and the Gulf of Mexico (the "Cometra Properties") from American Cometra, Inc. ("Cometra") for a purchase price of $385 million (the "Cometra Acquisition"). The Cometra Acquisition increased the Company's proved reserves at December 31, 1996 by 68% to 644 Bcfe and increased its Present Value by 98% to $974 million. The Cometra Properties, located primarily in the Company's core operating areas, include 515 producing wells, 401 proven development projects and substantial additional development and exploration potential on approximately 150,000 gross acres (90,000 net acres). In addition, the Cometra Properties include 265 miles of gas pipelines, a 25,000 Mcf/d gas processing plant and an above-market gas contract with a major Texas gas utility covering approximately 30% of the December 1996 production from the Cometra Properties.

                               BUSINESS STRATEGY

     The Company's objective is to maximize shareholder value through aggressive growth in its reserves, production, cash flow and earnings through a balanced program of development drilling and acquisitions, as well as a growing exploration effort. Management believes that the Cometra Acquisition has substantially enhanced the Company's ability to increase its production and reserves through drilling activities. The Cometra Acquisition substantially increased the Company's inventory of proven drilling locations and, to an even greater degree, its exploration and exploitation drilling potential. The Company has over 1,100 proven recompletion and development drilling projects. As a result of the Cometra Acquisition, the Company believes that it can achieve significant growth in reserves, production, cash flow and earnings over the next several years, even if no future acquisitions are consummated. The Company currently plans to spend $160 million over the next three years on the further development and exploration of its properties. Consequently, while acquisitions are expected to continue to play an important role in the Company's future growth, the primary emphasis will shift towards exploiting the potential of the Company's larger property base.

     In order to most effectively implement its operating strategy, the Company has concentrated its activities in selected geographic areas. In each core area, the Company has established separate acquisition, engineering, geological, operating and other technical expertise. The Company believes that this geographic focus provides it with a competitive advantage in sourcing and evaluating new business opportunities within these areas, as well as providing economies of scale in developing and operating properties.

                       FINANCING THE COMETRA ACQUISITION

     The purchase price for the Cometra Acquisition was approximately $385 million, consisting of $355 million in cash and 1,410,106 shares of Common Stock. The Company financed the cash portion of the purchase price with $221 million of borrowings under a recently expanded bank credit facility (the "Credit Agreement") and the issuance to Cometra of a $134 million non-interest bearing promissory note due March 31, 1997, which is secured by a bank letter of credit. The promissory note will be repaid at maturity through borrowings under the Credit Agreement. The Credit Agreement permits the Company to obtain revolving credit loans and issue letters of credit from time to time in an aggregate amount not to exceed $400 million initially. Availability under the Credit Agreement will be reduced to $300 million on the earlier of August 13, 1997 or the consummation of the Offerings, unless otherwise agreed to by the lenders. Upon consummation of the Offerings, approximately $204.5 million will be outstanding under the Credit Agreement. In connection with the issuance of the shares of Common Stock to Cometra, Cometra was granted certain registration rights.

     The Company maintains its corporate headquarters at 500 Throckmorton Street, Fort Worth, Texas 76102 and its telephone number is (817) 870-2601.

                                  THE OFFERING

Common Stock Offered by the Company........................    4,000,000 shares
Common Stock Outstanding prior to the Offering.............    16,244,451 shares(1)(2)
Common Stock to be Outstanding after the Offering..........    20,244,451 shares(1)(2)
Notes Offering.............................................    Concurrently with the Common Stock Offering, the
                                                               Company is offering $125 million aggregate
                                                               principal amount of Notes to the public in the
                                                               Notes Offering. The closings of the Common Stock
                                                               Offering and the Notes Offering are contingent upon
                                                               each other. See "Notes Offering."
Use of Proceeds............................................    The Company will use the proceeds of the Common
                                                               Stock Offering and the Notes Offering to repay a
                                                               portion of the indebtedness incurred to fund the
                                                               purchase price for the Cometra Properties. See "Use
                                                               of Proceeds."
NYSE Symbol................................................    "LOM"

---------------

(1) As of March 5, 1997. Excludes 1,236,032 shares reserved for issuance upon the exercise of outstanding options and warrants, of which 523,632 are currently exercisable; 3,026,316 shares issuable upon conversion of the $2.03 Convertible Exchangeable Preferred Stock, Series C (the "$2.03 Convertible Preferred Stock"); and 2,857,143 shares issuable upon conversion of the 6% Convertible Subordinated Debentures Due 2007 ("6% Convertible Subordinated Debentures"). See "Description of Capital Stock and Indebtedness."

(2) Includes 1,410,106 shares issued to Cometra as partial consideration for the Cometra Properties.

                                  RISK FACTORS

     Prior to making an investment decision, prospective investors should carefully consider, together with the other information contained in this Prospectus, the risk factors discussed under the caption "Risk Factors," which include risks relating to: (i) the volatility of oil and gas prices; (ii) the uncertainty of estimates of reserves and future net revenues; (iii) the ability of the Company to find or acquire additional oil and gas reserves that are economically recoverable; (iv) the ability of the Company to obtain commercial production through development and exploration activities; (v) the ability of the Company to successfully integrate the Cometra Acquisition; (vi) the effects of leverage on the Company's operating activities and ability to obtain additional financing in the future; and (vii) the availability of capital for acquisitions and development projects.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following tables set forth certain (i) historical and pro forma financial data and (ii) reserve and operating data. The pro forma financial, operating and reserve information includes the Cometra Acquisition and the related financings and certain other acquisitions and financings consummated in 1996, as described in the notes to the Unaudited Pro Forma Consolidated Financial Statements. The historical data should be read in conjunction with the historical Consolidated Financial Statements and Notes thereto included herein. See also "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The pro forma information should be read in conjunction with the Unaudited Pro Forma Consolidated Financial Statements included herein. Neither the historical nor the pro forma results are necessarily indicative of future results.

                                                                          YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------------
                                                                                                   PRO FORMA
                                                                1994        1995        1996         1996
                                                              --------    --------    --------    -----------
                                                                                                  (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Oil and gas sales.........................................  $ 24,461    $ 37,417    $ 68,054     $130,508
  Field services............................................     7,667      10,097      14,223       14,223
  Gas transportation and marketing..........................     2,195       3,284       5,575       24,326
  Interest and other........................................       471       1,317       3,386        3,386
                                                              --------    --------    --------     --------
                                                                34,794      52,115      91,238      172,443
Expenses:
  Direct operating..........................................    10,019      14,930      24,456       39,394
  Field services............................................     5,778       6,469      10,443       10,443
  Gas transportation and marketing..........................       490         849       1,674       13,152
  Exploration...............................................       359         512       1,460        1,460
  General and administrative................................     2,478       2,736       3,966        3,966
  Interest..................................................     2,807       5,584       7,487       30,957
  Depletion, depreciation and amortization..................    10,105      14,863      22,303       44,389
                                                              --------    --------    --------     --------
                                                                32,036      45,943      71,789      143,761
                                                              --------    --------    --------     --------
Income before taxes.........................................     2,758       6,172      19,449       28,682
Income taxes................................................       139       1,782       6,834       10,038
                                                              --------    --------    --------     --------
Net income..................................................  $  2,619    $  4,390    $ 12,615     $ 18,644
                                                              ========    ========    ========     ========
Earnings per common share...................................  $   0.25    $   0.31    $   0.69     $   0.80
                                                              ========    ========    ========     ========
Cash dividends per common share.............................  $   0.00    $   0.01    $   0.06          N/A
                                                              ========    ========    ========     ========
OTHER FINANCIAL DATA:
EBITDA (a)..................................................  $ 16,029    $ 27,131    $ 50,699     $105,488
Net cash provided by operations.............................    11,241      16,561      38,445          N/A
Net cash used in investing..................................   (29,536)    (76,113)    (69,666)         N/A
Net cash provided by financing..............................    21,173      57,702      36,799          N/A
Capital expenditures........................................    70,024      88,530      79,390          N/A
Ratios:
  EBITDA to interest expense................................      5.7x        4.9x        6.8x         3.4x
  Earnings to fixed charges (b).............................      2.0x        2.1x        3.6x         1.9x
  Total debt to EBITDA......................................      3.9x        3.1x        2.3x         3.9x
BALANCE SHEET DATA (END OF PERIOD):
Cash and equivalents........................................  $  4,897    $  3,047    $  8,625     $  8,625
Total assets................................................   141,768     214,788     282,547      671,597
Long-term debt (c)..........................................    62,592      83,088     116,806      411,756
Stockholders' equity........................................    43,248      99,367     117,529      211,629

---------------

(a) EBITDA represents net income plus income taxes, exploration expense, interest expense and depletion, depreciation and amortization expense. EBITDA is not presented as an indicator of the Company's operating performance, an indicator of cash available for discretionary spending or as a measure of liquidity. EBITDA may not be comparable to other similarly titled measures of other companies. The Company's Credit Agreement requires the maintenance of certain EBITDA ratios. See "Description of Capital Stock and Indebtedness -- Credit Agreement."

(b) For the purpose of determining the ratio of earnings to fixed charges, earnings are defined as income before taxes plus fixed charges. Fixed charges consist of interest expense.

(c) Long-term debt includes current portion.

                       SUMMARY RESERVE AND OPERATING DATA

                (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                                          YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------------
                                                                                                   PRO FORMA
                                                                1994        1995        1996         1996
                                                              --------    --------    --------     ---------
                                                                                                  (UNAUDITED)
PROVED RESERVES (A):
  Natural gas (Mmcf)........................................   149,370     232,887     295,594       497,600
  Oil and NGLs (Mbbls)......................................     8,449      10,863      14,675        24,405
  Natural gas equivalents (Mmcfe)...........................   200,064     298,065     383,644       644,030
  Percent natural gas.......................................        75%         78%         77%           77%
  Percent proved developed..................................        68%         77%         71%           63%
PRODUCTION VOLUMES:
  Natural gas (Mmcf)........................................     6,996      12,471      21,231        38,157
  Oil and NGLs (Mbbls)......................................       640         913       1,068         1,890
  Natural gas equivalents (Mmcfe)...........................    10,836      17,949      27,641        49,497
RESERVE LIFE INDEX (YEARS) (B)..............................      18.5        16.6        13.9          13.0
PRODUCT PRICES (AT DECEMBER 31) (A):
  Natural gas (per Mcf).....................................  $   2.07    $   2.28    $   3.54    $     3.99
  Oil and NGLs (per Bbl)....................................     16.14       18.14       23.58         23.23
FUTURE NET CASH FLOWS (A):
  Undiscounted..............................................  $270,974    $412,638    $941,393    $1,790,768
  Present Value.............................................   150,536     229,238     492,172       973,663
RESERVE ADDITIONS (MMCFE):
  Acquisitions..............................................   103,292     106,283     109,326       369,710
  Extensions, discoveries and revisions.....................     7,415      10,943      16,543        16,543
                                                              --------    --------    --------    ----------
  Net additions.............................................   110,707     117,226     125,869       386,253
COSTS INCURRED:
  Acquisition...............................................  $ 59,501    $ 69,244    $ 63,579    $  316,579
  Development and exploration...............................     9,710      10,184      14,561        14,561
                                                              --------    --------    --------    ----------
  Total costs incurred......................................  $ 69,211    $ 79,428    $ 78,140    $  331,140
FINDING COSTS (PER MCFE) (C)................................  $   0.63    $   0.68    $   0.62    $     0.86
RESERVE REPLACEMENT (D).....................................     1,022%        653%        455%        1,397%
WELLS DRILLED:
  Gross.....................................................      71.0        62.0        63.0           N/A
  Net.......................................................      58.2        39.6        51.9           N/A
  Success rate (net)........................................        97%         99%         94%          N/A
PER MCFE DATA:
  Oil and gas sales.........................................  $   2.26    $   2.08    $   2.46    $     2.64
  Direct operating expense (e)..............................      0.75        0.63        0.75          0.71
  General and administrative expense........................      0.23        0.15        0.14          0.08
                                                              --------    --------    --------    ----------
  Operating margin (f)......................................  $   1.28    $   1.30    $   1.57    $     1.85
                                                              ========    ========    ========    ==========

---------------

(a) Proved reserves and future net cash flows were estimated in accordance with the Commission's guidelines. Prices and costs at December 31 for each of the years 1994 through 1996 were used in the calculation of proved reserves and future net cash flows and were held constant through the periods of estimated production, except as otherwise provided by contract, in accordance with the Commission's guidelines.

(b) The reserve life index is calculated as proved reserves (on an Mcfe basis) divided by annual production.

(c) Finding costs are calculated as costs incurred divided by net reserve additions. The pro forma cost incurred for 1996 excludes $62 million attributable to unproved reserves ($0.16 per Mcfe impact). However, the pro forma cost incurred for 1996 includes the value attributable to an above-market gas contract of $38 million ($0.10 per Mcfe impact).

(d) Reserve replacement is calculated as net reserve additions divided by the Company's actual production for the period, both on an Mcfe basis.

(e) Direct operating expense per Mcfe is net of the Company's operating margin realized on its field service activities. The net operating margin realized on its field services activities is related primarily to reimbursements that the Company receives as operator of its properties. The Company intends to conform its financial statements for periods after December 31, 1996 to this presentation.

(f) Operating margin is calculated as oil and gas sales less direct operating expense and general and administrative expense.

                                  RISK FACTORS

     Prior to making an investment decision, prospective investors should carefully consider, together with the other information contained in this Prospectus, the following risk factors:

VOLATILITY OF OIL AND GAS PRICES

     The Company's financial condition, operating results and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of, and demand for, oil and gas. The Company's ability to maintain or increase its borrowing capacity and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Historically the markets for oil and gas have been volatile and are likely to continue to be volatile in the future. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Company. These factors include weather conditions in the United States and elsewhere, the economic conditions in the United States and elsewhere, the actions of the Organization of Petroleum Exporting Countries ("OPEC"), governmental regulation, political stability in the Middle East and elsewhere, the supply and demand of oil and gas, the price of foreign imports and the availability and prices of alternate fuel sources. Any substantial and extended decline in the price of oil or gas would have an adverse effect on the Company's carrying value of its proved reserves, borrowing capacity, the Company's ability to obtain additional capital, and its financial condition, revenues, profitability and cash flows from operations.

     Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

UNCERTAINTY OF ESTIMATES OF RESERVES AND FUTURE NET REVENUES

     This Prospectus contains estimates of the Company's oil and gas reserves and the future net revenues from those reserves which have been prepared by the Company and certain independent petroleum consultants. Reserve engineering is a subjective process of estimating the recovery from underground accumulations of oil and gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Estimates of economically recoverable oil and gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future oil and gas prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. Because all reserve estimates are to some degree speculative, the quantities of oil and gas that are ultimately recovered, production and operation costs, the amount and timing of future development expenditures and future oil and gas sales prices may all vary from those assumed in these estimates and such variances may be material. In addition, different reserve engineers may make different estimates of reserve quantities and cash flows based upon the same available data.

     The present value of estimated future net cash flows referred to in this Prospectus should not be construed as the current market value of the estimated proved oil and gas reserves attributable to the Company's properties. In accordance with applicable requirements of the Commission, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. The calculation of the Present Value of the Company's oil and gas reserves were based on prices on December 31, 1996. Average product prices at December 31, 1996 were $23.58 per barrel of oil and $3.54 per Mcf of gas and pro forma average product prices at December 31, 1996 were $23.23 per barrel of oil and $3.99 per Mcf of gas, which prices were substantially higher than historical prices used by the Company to calculate Present Value in recent years. The closing price on the New York Mercantile Exchange ("NYMEX") for the prompt month contract delivered at Henry Hub on December 31, 1996 and February 28, 1997 was $2.76 and $1.83, respectively. The closing price on NYMEX for the prompt month contract delivered for Light Crude Oil on December 31, 1996 and February 28, 1997 was $25.92 and $20.30, respectively. In addition, the calculation of the present value of the future net revenues using a 10% discount as required by the Commission is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company's reserves or the oil and gas industry in general. Furthermore, the Company's reserves may be subject to downward or upward revision based upon actual production, results of future development, supply and demand for oil and gas, prevailing oil and gas prices and other factors. See "Business -- Oil and Gas Reserves."

FINDING AND ACQUIRING ADDITIONAL RESERVES

     The Company's future success depends upon its ability to find or acquire additional oil and gas reserves that are economically recoverable. Except to the extent the Company conducts successful exploration or development activities or acquires properties containing proved reserves, the proved reserves of the Company will generally decline as they are produced. There can be no assurance that the Company's planned development projects and acquisition activities will result in significant additional reserves or that the Company will have success drilling productive wells at economic returns. If prevailing oil and gas prices were to increase significantly, the Company's finding costs to add new reserves could increase. The drilling of oil and gas wells involves a high degree of risk, especially the risk of dry holes or of wells that are not sufficiently productive to provide an economic return on the capital expended to drill the wells. The cost of drilling, completing and operating wells is uncertain, and drilling or production may be curtailed or delayed as a result of many factors.

     The Company's business is capital intensive. To maintain its base of proved oil and gas reserves, a significant amount of cash flow from operations must be reinvested in property acquisitions, development or exploration activities. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, the Company's ability to make the necessary capital investments to maintain or expand its asset base would be impaired. Without such investment, the Company's oil and gas reserves would decline.

DEVELOPMENT AND EXPLORATION RISKS

     The Company intends to increase its development and exploration activities. Exploration drilling, and to a lesser extent development drilling, involve a high degree of risk that no commercial production will be obtained or that the production will be insufficient to recover drilling and completion costs. The cost of drilling, completing and operating wells is uncertain. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment. Furthermore, completion of a well does not assure a profit on the investment or a recovery of drilling, completion and operating costs. See
"Business -- Development Activities" and " -- Exploration Activities."

ACQUISITION RISKS

     The Company intends to continue acquiring oil and gas properties. It generally is not feasible to review in detail every individual property involved in an acquisition. Ordinarily, review efforts are focused on the higher-valued properties. However, even a detailed review of all properties and records may not reveal existing or potential problems nor will it permit the Company to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections are not always performed on every well, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is undertaken. See
"Business -- Acquisition Activities."

     The Cometra Acquisition substantially increased the Company's reserves, cash flow and production. The Company's ability to achieve any advantages from the Cometra Acquisition will depend in large part on successfully integrating the Cometra Properties into the operations of the Company. No assurances can be made that the Company will be able to achieve such integration successfully.

EFFECTS OF LEVERAGE

     On a pro forma basis giving effect to the Cometra Acquisition and the related financings, at December 31, 1996, the Company's outstanding indebtedness would have been $412 million and the Company's ratio of total debt to total capitalization would have been 66%. In 1994, 1995, 1996 and on a pro forma basis for 1996, the Company's ratio of earnings to fixed charges was 2.0x, 2.1x, 3.6x and 1.9x, respectively. The principal payment obligations of the Company's pro forma debt for 1997, 1998 and 1999 amount to $26,000, $413,000 and $12,000 respectively. The Company's level of indebtedness will have several important effects on its future operations, including (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on its indebtedness and will not be available for other purposes, (ii) covenants contained in the Company's debt obligations will require the Company to meet certain financial tests, and other restrictions will limit its ability to borrow additional funds or to dispose of assets and may affect the Company's flexibility in planning for, and reacting to, changes in its businesses, including possible acquisition activities and (iii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired. The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to oil and gas prices, the Company's level of production, general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. There can be no assurance that the Company's future performance will not be adversely affected by some or all of these factors. In addition, the Credit Agreement and the Indenture for the Notes contain restrictions on the Company's ability to pay dividends on capital stock. Under the most restrictive of these provisions, the Company could have paid $5,000,000 of dividends as of December 31, 1996. See "Forward-Looking Information."

CAPITAL AVAILABILITY

     The Company's strategy of acquiring and developing oil and gas properties is dependent upon its ability to obtain financing for such acquisitions and development projects. The Company expects to utilize the Credit Agreement among the Company and several banks (the "Banks") to borrow a portion of the funds required for any given transaction or project. If funds under the Credit Agreement are not available to fund acquisition and development projects, the Company would seek to obtain such financing from the sale of equity securities or other debt financing. There can be no assurance that any such other financing would be available on terms acceptable to the Company. Should sufficient capital not be available, the Company may not be able to continue to implement its strategy.

     The Credit Agreement limits the amounts the Company may borrow to amounts, determined by the Banks, in their sole discretion, based upon a variety of factors including the discounted present value of the Company's estimated future net cash flow from oil and gas production (the "Borrowing Base"). At March 5, 1997, the Borrowing Base was $400 million, of which the Company had borrowings of $389.5 million outstanding (including $134 million of then outstanding letters of credit to secure the promissory note issued to Cometra as part of the purchase price in the Cometra Acquisition). The Borrowing Base will be reduced to $300 million on the earlier of August 13, 1997 or upon consummation of the Offerings, unless otherwise agreed to by the Banks. If oil or gas prices decline below their current levels, the availability of funds and the ability to pay outstanding amounts under the Credit Agreement could be materially adversely affected. The Indenture for the Notes also contains restrictions on the Company's ability to incur additional indebtedness, and other contractual arrangements to which the Company may become subject to in the future could contain similar restrictions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

OPERATING HAZARDS AND UNINSURED RISKS; PRODUCTION CURTAILMENTS

     The oil and gas business involves a variety of operating risks, including, but not limited to, unexpected formations or pressures, uncontrollable flows of oil, gas, brine or well fluids into the environment (including groundwater contamination), blowouts, cratering, fires, explosions, pipeline ruptures or spills, pollution and other risks, any of which could result in personal injuries, loss of life, damage to properties, environmental pollution, suspension of operations and substantial losses. Although the Company carries insurance which it believes is reasonable, it is not fully insured against all risks. The Company does not carry business interruption insurance. Losses and liabilities arising from uninsured or under-insured events could have a material adverse effect on the financial condition and results of operations of the Company.

     From time to time, due primarily to contract terms, pipeline interruptions or weather conditions, the producing wells in which the Company owns an interest have been subject to production curtailments. The curtailments vary from a few days to several months. In most cases the Company is provided only limited notice as to when production will be curtailed and the duration of such curtailments. The Company is currently not curtailed on any of its production.

     Certain of the Cometra Properties are offshore operations in the Gulf of Mexico which are subject to a variety of operating risks peculiar to the marine environment, such as hurricanes or other adverse weather conditions, more extensive governmental regulation, including regulations that may, in certain circumstances, impose strict liability for pollution damage, and to interruption or termination of operations by governmental authorities based on environmental or other considerations.

HEDGING RISKS

     From time to time, the Company hedges a portion of its physical oil and natural gas production by entering short positions through fixed price swaps or options. The Company does not generally trade directly utilizing NYMEX futures. The Company currently has one oil fixed price swap relating to 80,000 Bbls in each of January, February and March 1997 and 60,000 Bbls in April 1997. The settlement is determined by the difference between the Company's fixed price and the average of the daily prompt NYMEX WTI contract during each corresponding month. The Company had one fixed price natural gas swap during January 1997 relating to 155,000 MmBtu. As of March 5, 1997, there are no other hedge positions.

     The Company's Vice-President -- Gas Management has the responsibility for implementing approved hedge strategies. The hedge program provides for oversight and reporting requirements, hedge goals and how strategies will be developed.

     The above described hedges represent approximately 12% of the Company's combined oil and gas production through April 1997, and there are none thereafter. The production that is hedged represents 51% of the Company's oil production and 1% of the Company's gas production through April 1997. None of the production sold pursuant to fixed price gas sales contracts is hedged.

     These hedges have in the past involved fixed price arrangements and other price arrangements at a variety of prices, floors and caps. The Company may in the future enter into oil and natural gas futures contracts, options and swaps. The Company's hedging activities, while intended to reduce the Company's sensitivity to changes in market prices of oil and gas, are subject to a number of risks including instances in which (i) production is less than expected, (ii) there is a widening of price differentials between delivery points required by fixed price delivery contracts to the extent they differ from those of the Company's production or (iii) the Company's customers or the counterparties to its futures contracts fail to purchase or deliver the contracted quantities of oil or natural gas. Additionally, the fixed price sales and hedging contracts limit the benefits the Company will realize if actual prices rise above the contract prices. In the future, the Company may increase the percentage of its production covered by hedging arrangements.

GAS CONTRACT RISK

     A significant portion of the Company's production is subject to fixed price contracts. On a pro forma basis, approximately 47% of average gas production for December 1996 was sold subject to fixed price sales contracts (including a contract relating to the Cometra Properties described below and excluding the hedging activities described above). These fixed price contracts are at prices ranging from $2.15 to $3.70 per Mcf. The fixed price contracts with terms of less than one year, between one and five years and greater than five years constitute approximately 31%, 65% and 4%, respectively, of the volume sold under fixed price contracts. The fixed price sales contracts limit the benefits the Company will realize if actual prices rise above the contract prices.

     As part of the Cometra Acquisition, the Company acquired a gas sales contract covering 20,000 acres currently producing approximately 20,000 Mcf/d. The price paid pursuant to the contract was $3.70 per Mcf at December 31, 1996 (65% higher than average 1996 natural gas prices received by the Company) and escalates at $0.05 per Mcf per annum. The contract is with a large gas utility and expires in June 2000. This contract represents 15% of the Company's pro forma December 1996 production on an Mcfe basis.

     The gas contract contains language that requires the purchaser to purchase all of the gas legally produced on the designated acreage. The contract also contains language that may be read to provide that the purchaser is not required to purchase more than 80% of the Company's delivery capacity (up to a delivery capacity of 20,000 Mcf/d). However, since the commencement of the contract in 1990 through the date hereof, the purchaser has purchased all of the gas produced on the designated acreage.

     The Company believes that these fixed price contracts are enforceable and it has not received any notice or other indication from any of the counterparties that they intend to cease performing any of their obligations under these contracts. However, there can be no assurance that one or more of these counterparties will not attempt to totally or partially mitigate their obligations under these contracts. If any of the purchasers under the contracts should be successful in doing so, then the Company could be required to market its production on less attractive terms, which could have a material adverse effect on the Company's financial condition, results of operations and cash flow.

GAS GATHERING, PROCESSING AND MARKETING

     The Company's gas gathering, processing and marketing operations depend in large part on the ability of the Company to contract with third party producers to produce their gas, to obtain sufficient volumes of committed natural gas reserves, to maintain throughput in the Company's processing plant at optimal levels, to replace production from declining wells, to assess and respond to changing market conditions in negotiating gas purchase and sale agreements and to obtain satisfactory margins between the purchase price of its natural gas supply and the sales price for such residual gas volumes and the natural gas liquids processed. In addition, the Company's operations are subject to changes in regulations relating to gathering and marketing of oil and gas. The inability of the Company to attract new sources of third party natural gas or to promptly respond to changing market conditions or regulations in connection with its gathering, processing and marketing operations could materially adversely affect the Company's financial condition and results of operations.

LAWS AND REGULATIONS

     The Company's operations are affected by extensive regulation pursuant to various federal, state and local laws and regulations relating to the exploration for and development, production, gathering, marketing, transportation and storage of oil and gas. These regulations, among other things, control the rate of oil and gas production, and control the amount of oil that may be imported. The Company's operations are subject to numerous laws and regulations governing plugging and abandonment, the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, and impose substantial liabilities for pollution which might result from the Company's operations. The Company may also be subject to substantial clean-up costs for any toxic or hazardous substance that may exist under any of its properties. Moreover, the recent trend toward stricter standards in environmental legislation and regulation is likely to continue. For instance, legislation has been proposed in Congress from time to time that would reclassify certain crude oil and natural gas exploration and production wastes as "hazardous wastes" which would make the reclassified wastes subject to much more stringent handling, disposal and clean-up requirements. If such legislation were to be enacted, it could have a significant impact on the operating costs of the Company, as well as the oil and gas industry in general. Initiatives to further regulate the disposal of crude oil and natural gas wastes are also pending in certain states, and these various initiatives could have a similar impact on the Company. The Company could incur substantial costs to comply with environmental laws and regulations.

COMPETITION

     The Company encounters substantial competition in acquiring properties, marketing oil and gas, securing equipment and personnel and operating its properties. The competitors in acquisitions, development, exploration and production include major oil companies, numerous independent oil and gas companies, individual proprietors and others. Many of these competitors have financial and other resources which substantially exceed those of the Company and have been engaged in the energy business for a much longer time than the Company. Therefore, competitors may be able to pay more for desirable leases and to evaluate, bid for and purchase a greater number of properties or prospects than the financial or personnel resources of the Company will permit.

DEPENDENCE ON KEY PERSONNEL

     The Company depends, and will continue to depend in the foreseeable future, on the services of its officers and key employees with extensive experience and expertise in evaluating and analyzing producing oil and gas properties and drilling prospects, maximizing production from oil and gas properties and marketing oil and gas production, including John H. Pinkerton, the Company's President and Chief Executive Officer. However, the Company does not have employment contracts with any of its officers or key employees. The ability of the Company to retain its officers and key employees is important to the continued success and growth of the Company. The loss of key personnel could have a material adverse effect on the Company. The Company does not maintain key man life insurance on any of its officers or key employees. See "Management."

CERTAIN BUSINESS INTERESTS OF CHAIRMAN

     Thomas J. Edelman, Chairman of the Company, is also the Chairman, President and Chief Executive Officer of Patina Oil & Gas Company ("Patina"), a publicly traded oil and gas company. The Company currently has no existing business relationships with Patina, and Patina does not own any of the Company's securities. However, as a result of Mr. Edelman's position in Patina, conflicts of interests may arise between them. The Company has board policies that require Mr. Edelman to give notification of any potential conflicts that may arise between the Company and Patina. There can be no assurance, however, that the Company will not compete with Patina for the same acquisition or encounter other conflicts of interest. See "Management."

DILUTION

     Upon consummation of the Common Stock Offering, holders of shares of Common Stock will experience dilution in the Company's earnings per share on a pro forma basis. As a result of the Offerings, the Company's pro forma earnings per share will decrease to $0.80 for 1996 after giving effect to the Cometra Acquisition and the Offerings, as compared to $0.97 for 1996 after giving effect to the Cometra Acquisition but not the Offerings. See Unaudited Pro Forma Consolidated Financial Statements.

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock in the public market subsequent to the Common Stock Offering could adversely affect the market price of the Common Stock. Upon consummation of the Offerings, the Company will have 20,244,451 shares of Common Stock outstanding (20,844,451 shares if the Underwriters overallotment option is exercised in full). Of these shares, 20,034,951 shares will be eligible for immediate sale without restriction under the Securities Act (except for shares held by affiliates of the Company whose shares may be sold subject to volume limitations and certain other requirements of Rule 144 under the Securities Act), and 209,500 are restricted securities that may not be resold unless such resale is registered under the Securities Act or is made under Rule 144 or another exemption from registration under the Securities Act. The holders of 1,703,617 shares of Common Stock have agreed not to sell such shares for a period of 90 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated. Cometra has agreed not to sell the 1,410,106 shares it received pursuant to the Cometra Acquisition until 45 days after the date of this Prospectus. In addition to the shares currently outstanding,

1,236,032 shares are reserved for issuance upon exercise of outstanding options and warrants, 3,026,316 shares are issuable upon conversion of the $2.03 Convertible Preferred Stock and 2,857,143 shares are issuable upon conversion of the 6% Convertible Subordinated Debentures.

                          FORWARD-LOOKING INFORMATION

     Information included in this Prospectus, including information incorporated by reference herein, contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act, including projections, estimates and expectations. Those statements by their nature are subject to certain risks, uncertainties and assumptions and will be influenced by various factors. Should one or more of these statements or their underlying assumptions prove to be incorrect, actual results could vary materially. Although the Company believes that such projections, estimates and expectations are based on reasonable assumptions, it can give no assurance that such projections, estimates and expectations will be achieved. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include political and economic developments in the United States and foreign countries, federal and state regulatory developments, the timing and extent of changes in commodity prices, the extent of success in acquiring oil and gas properties and in discovering, developing and producing reserves and conditions of the capital markets and equity markets during the periods covered by the forward-looking statements. See "Risk Factors" for further information with respect to certain of such factors. In addition, certain of such projections and expectations are based on historical results, which may not be indicative of future performance. See "Unaudited Pro Forma Consolidated Financial Statements."

                              COMETRA ACQUISITION
GENERAL

     The Company recently acquired the Cometra Properties for a purchase price of $385 million, consisting of $355 million in cash and 1,410,106 shares of Common Stock. The Company financed the cash portion of the purchase price with $221 million of borrowings under the Credit Agreement and the issuance to Cometra of a $134 million non-interest bearing promissory note due March 31, 1997, which is secured by a bank letter of credit. As a result of the Cometra Acquisition, the Company has significantly expanded its inventory of both development and exploration projects, increased its proved reserves at December 31, 1996 by 68% to 644 Bcfe and increased the Company's Present Value at December 31, 1996 by 98% to $974 million.

COMETRA PROPERTIES

     The Cometra Properties include 150,000 gross acres (90,000 net) located within the Company's core operating areas in West Texas, South Texas and the Gulf of Mexico. Netherland, Sewell & Associates, Inc., independent petroleum consultants, estimated that at December 31, 1996, the Cometra Properties had proved reserves of 202 Bcf of gas and 9.7 Mmbbls of oil with a Present Value of $481 million. In December 1996, the Cometra Properties produced at a rate of 66 Mmcfe/d through 515 wells. The Cometra Properties include 265 miles of gas pipelines and a 25,000 Mcf/d capacity gas processing plant.

     The West Texas properties are located in the Val Verde and Permian Basins and account for 81% of the acquired reserves on a Present Value basis. The South Texas/Gulf of Mexico properties account for 19% of the acquired reserves on a Present Value basis. All of the Cometra Properties, except for the Gulf of Mexico properties, are within the Company's existing core operating areas. As a result, the Company expects to be able to quickly integrate the properties and begin exploitation activities. To facilitate the integration, the Company plans to offer positions to substantially all of Cometra's field and technical staff associated with these properties.

     On a Present Value basis, 95% and 70%, respectively, of the West Texas and South Texas/Gulf of Mexico properties are operated by the Company. The offshore properties are operated by experienced third parties. Although the Company has no definitive plans to do so at this time, the Company has previously announced that it may elect to sell all or part of the Gulf of Mexico properties because they are not located in the Company's core areas.

RESERVES

     The following table sets forth summary information with respect to the proved reserves of the Cometra Properties by region at December 31, 1996:

                                                 PRESENT VALUE                            NATURAL
                                               -----------------                NATURAL     GAS
                                                 AMOUNT            OIL & NGLS     GAS     EQUIV.
                                               (THOUSANDS)    %     (MBBLS)     (MMCF)    (MMCFE)
                                               -----------   ---   ----------   -------   -------
West Texas...................................   $387,852      81%    8,271      174,339   223,965
South Texas/Gulf of Mexico...................     93,639      19     1,459       27,667    36,422
                                                --------     ---     -----      -------   -------
          Total..............................   $481,491     100%    9,730      202,006   260,387
                                                ========     ===     =====      =======   =======

     The West Texas properties consist of 450 producing wells on 99,000 gross acres (70,000 net) located principally in the Val Verde and Permian Basins. The Company operates 95% of the properties on a Present Value basis and the pipelines and gas processing plant. Existing production ranges in depth from 3,000 to 7,000 feet. The Company has identified 365 proven recompletion and development drilling projects in this area. In the Val Verde Basin, the Company benefits from a $3.70 per Mcf gas sales contract covering 20,000 acres currently producing approximately 20,000 Mcf/d. The contract is with a large gas utility and expires in June 2000.

     The South Texas/Gulf of Mexico properties consist of 65 producing wells on 51,000 gross acres (20,000 net). The Company operates 70% of the properties on a Present Value basis, primarily in South Texas. The Gulf of Mexico properties include 14 producing wells on seven offshore platforms, all of which are operated by third parties, including affiliates of National Fuel Gas Co., Noble Affiliates, Inc. and British Borneo Petroleum Syndicate plc. Total net daily production from the South Texas/Gulf of Mexico properties currently is 22,300 Mcfe. Onshore, production comes from depths ranging from 1,000 to 12,000 feet, and has an estimated reserve life in excess of seven years. In the Gulf of Mexico, production ranges in depth from 8,000 to 14,000 feet, while water depths vary from 50 to 220 feet. The Company has identified a total of 36 development projects. Both shallower and deeper horizons hold potential exploration opportunities, which the Company expects to evaluate further with the assistance of 3-D seismic technology.

GAS PLANTS AND PIPELINES

     As part of the Cometra Acquisition, the Company has acquired 265 miles of gas pipelines and a 25,000 Mcf/d capacity gas processing plant in the Permian Basin. The gas plant, located outside Sterling City, Texas, was constructed in 1995 and is currently processing gas, approximately 50% of which is attributable to Company operated wells, at the rate of 20,000 Mcf/d. The Company believes that the plant's capacity could be expanded to 35,000 Mcf/d for an additional capital expenditure of approximately $4.0 million.

                                 NOTES OFFERING

     Concurrently with the Common Stock Offering, the Company is offering $125 million aggregate principal amount of its 8.75% Senior Subordinated Notes due 2007. The closings of the Common Stock Offering and the Notes Offering are contingent upon each other. The Notes will be unconditionally guaranteed on an unsecured, senior subordinated basis, by each of the Company's Restricted Subsidiaries (as defined in the Indenture for the Notes), provided that such guarantees will terminate under certain circumstances. The Indenture for the Notes will contain certain covenants, including, but not limited to, covenants with respect to the following matters: (i) limitation on restricted payments;
(ii) limitation on the incurrence of indebtedness and issuance of Disqualified Stock (as defined in the Indenture for the Notes); (iii) limitation on liens;
(iv) limitation on disposition of proceeds of asset sales; (v) limitation on transactions with affiliates; (vi) limitation on dividends and other payment restrictions affecting restricted subsidiaries; (vii) restrictions on mergers, consolidations and transfers of assets; and (viii) limitation on "layering" indebtedness.

                                USE OF PROCEEDS

     The net proceeds of the Common Stock Offering are estimated to be approximately $64.1 million and the net proceeds of the Notes Offering are estimated to be approximately $121.0 million, after deducting underwriting discounts and estimated expenses. The Company intends to use all of such net proceeds to repay certain indebtedness incurred under the Credit Agreement to fund a portion of the cash purchase price for the Cometra Properties. See "Cometra Acquisition" and "Notes Offering." At March 5, 1997, indebtedness under the Credit Agreement, which expires in February 2002, had a weighted average interest rate of 7.0%. For additional information with respect to the interest rates, maturity and covenants related to the Credit Agreement, see "Description of Capital Stock and Indebtedness -- Credit Agreement."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at December 31, 1996, and the pro forma capitalization of the Company at December 31, 1996, giving effect to the Cometra Acquisition and the related financings (including the application of the net proceeds from the Offerings as described in "Use of Proceeds") as if such transactions occurred on December 31, 1996. This table should be read in conjunction with the Consolidated Financial Statements and Unaudited Pro Forma Consolidated Financial Statements and Notes thereto included herein, and "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                DECEMBER 31, 1996
                                                              ----------------------
                                                               ACTUAL     PRO FORMA
                                                              --------   -----------
                                                                         (UNAUDITED)
                                                              (DOLLARS IN THOUSANDS)
Current portion of debt.....................................  $     26    $     26
                                                              ========    ========
Long-term debt:
  Revolving credit facility.................................  $ 61,355    $231,305
  8.75% Senior Subordinated Notes...........................        --     125,000
  6% Convertible Subordinated Debentures (1)................    55,000      55,000
  Other long-term debt......................................       425         425
                                                              --------    --------
          Total long-term debt..............................  $116,780    $411,730
                                                              ========    ========
Stockholders' equity:
  Preferred Stock, $1 par value, 4,000,000 shares
     authorized:
     $2.03 Convertible Preferred Stock, 1,150,000 shares
     outstanding ($28,750,000 liquidation preference)(2)....     1,150       1,150
  Common Stock, $.01 par value, 35,000,000 shares
     authorized:
     14,750,537 issued and outstanding; 20,160,643 shares
     issued
     and outstanding pro forma (3)..........................       148         202
  Capital in excess of par value............................   110,248     204,294
  Retained earnings.........................................     5,291       5,291
  Unrealized gain on marketable securities..................       692         692
                                                              --------    --------
          Total stockholders' equity........................   117,529     211,629
                                                              --------    --------
               Total capitalization.........................  $234,309    $623,359
                                                              ========    ========

---------------

(1) The 6% Convertible Subordinated Debentures were issued on December 27, 1996. See "Description of Capital Stock and Indebtedness."

(2) The $2.03 Convertible Preferred Stock, may, at the election of the Company, be exchanged for an aggregate of $28,750,000 principal amount of 8.125% Convertible Subordinated Notes due December 31, 2005. See "Description of Capital Stock and Indebtedness."

(3) The pro forma column includes the 1,410,106 shares issued to Cometra as partial consideration for the Cometra Properties.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock was listed on the NYSE on October 11, 1996 under the symbol "LOM." Prior to listing on the NYSE, the Common Stock was listed on the Nasdaq National Market under the symbol "LOMK." At March 5, 1997, 16,244,451 shares were held by approximately 4,300 stockholders of record.

     The following table sets forth the high and low sales prices as reported on the NYSE Composite Transaction Tape or the Nasdaq National Market, as applicable, on a quarterly basis for the periods indicated.

                                                                        COMMON STOCK
                                                     HIGH       LOW      DIVIDENDS
                                                    -------   -------   ------------
1997
  First Quarter (through March 10)................  $23.625   $16.000        (a)
1996
  Fourth Quarter..................................  $17.375   $13.125      $ .02
  Third Quarter...................................   14.875    12.750        .02
  Second Quarter..................................   15.500    11.625        .01
  First Quarter...................................   12.125     9.560        .01
1995
  Fourth Quarter..................................  $ 7.500   $ 5.500      $ .01
  Third Quarter...................................    9.250     7.250         --
  Second Quarter..................................    8.188     7.250         --
  First Quarter...................................    7.375     5.500         --

---------------

(a) Since the fourth quarter of 1995, dividends have been declared at the beginning of the last month of each calendar quarter and have been paid at the end of such calendar quarter.

     Dividends on the Common Stock were initiated in December 1995 and have been paid in each successive quarter. The $2.03 Convertible Preferred Stock receives cumulative quarterly dividends at the annual rate of $2.03 per share. If there is any arrearage in dividends on the $2.03 Convertible Preferred Stock, the Company may not pay dividends on the Common Stock. The Company has never been in arrears in the payment of dividends on the $2.03 Convertible Preferred Stock. See "Description of Capital Stock and Indebtedness."

     The payment of dividends is subject to declaration by the Board of Directors and may depend upon earnings, capital expenditures and market factors existing from time to time. The Credit Agreement and the Indenture for the Notes contain restrictions on the Company's ability to pay dividends on capital stock. Under the most restrictive of these provisions, the Company could have paid $5,000,000 of dividends as of December 31, 1996.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying unaudited pro forma consolidated financial statements give effect to: (i) the purchase by the Company of certain oil and gas properties from Bannon Energy Incorporated (the "Bannon Acquisition") in April 1996 for $37 million, (ii) the Cometra Acquisition, (iii) the private placements of 600,000 shares of Common Stock and $55 million of 6% Convertible Subordinated Debentures (collectively referred to as the "Private Placements"), (iv) the Offerings, (v) the application of the estimated net proceeds from the Private Placements and the Offerings and (vi) the conversion of the Company's 7 1/2% Convertible Exchangeable Preferred Stock into Common Stock. The unaudited pro forma consolidated statement of income for the year ended December 31, 1996 was prepared as if the Bannon Acquisition, the Cometra Acquisition, the Private Placements and the Offerings (collectively, the "Transactions") had occurred on January 1, 1996. The accompanying unaudited pro forma consolidated balance sheet of the Company as of December 31, 1996 has been prepared as if the Transactions had occurred as of that date. The historical information provided under the heading "Bannon Acquisition" in the statement of income for the year ended December 31, 1996, includes results for the properties acquired in the Bannon Acquisition for the period from January 1, 1996 until its purchase on March 31, 1996. The historical information provided in the statement of income of the Company for the year ended December 31, 1996 includes results for the properties acquired in the Bannon Acquisition for the period from April 1, 1996 through December 31, 1996.

     This information is not necessarily indicative of future consolidated results of operations and it should be read in conjunction with the separate historical statements and related notes of the respective entities appearing elsewhere in this Registration Statement or incorporated by reference herein.

                     LOMAK PETROLEUM, INC. AND SUBSIDIARIES
                     PRO FORMA COMBINED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1996
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                                                    PRO FORMA
                                           BANNON        COMETRA      PRO FORMA     PRE-OFFERING    OFFERING      PRO FORMA
                                LOMAK    ACQUISITION   ACQUISITION   ADJUSTMENTS       LOMAK       ADJUSTMENTS      LOMAK
                               -------   -----------   -----------   -----------    ------------   -----------    ---------
REVENUES
  Oil and gas sales..........  $68,054     $1,703        $60,751      $               $130,508       $            $130,508
  Field services.............   14,223         --             --                        14,223                      14,223
  Gas transportation and
    marketing................    5,575         --          7,273        11,478(a)       24,326                      24,326
  Interest and other.........    3,386         --             --                         3,386                       3,386
                               -------     ------        -------                      --------                    --------
                                91,238      1,703         68,024                       172,443                     172,443
                               -------     ------        -------                      --------                    --------
EXPENSES
  Direct operating...........   24,456        562         14,376                        39,394                      39,394
  Field services.............   10,443         --             --                        10,443                      10,443
  Gas transportation and
    marketing................    1,674         --             --        11,478(a)       13,152                      13,152
  Exploration................    1,460         --             --                         1,460                       1,460
  General and
    administrative...........    3,966         --             --                         3,966                       3,966
  Interest...................    7,487         --             --        23,991(b)       31,478          (521)(e)    30,957
  Depletion, depreciation and
    amortization.............   22,303         --             --        22,086(c)       44,389                      44,389
                               -------     ------        -------                      --------                    --------
                                71,789        562         14,376                       144,282                     143,761
                               -------     ------        -------                      --------                    --------
Income before taxes..........   19,449      1,141         53,648                        28,161                      28,682
INCOME TAXES
  Current....................     (729)        --             --          (115)(d)        (844)          (16)(f)      (860)
  Deferred...................   (6,105)        --             --        (2,906)(d)      (9,011)         (167)(f)    (9,178)
                               -------     ------        -------                      --------                    --------
Net income...................  $12,615     $1,141        $53,648                      $ 18,306                    $ 18,644
                               =======     ======        =======                      ========                    ========
Net income applicable to
  common shares..............  $10,161                                                $ 15,972                    $ 16,310
                               =======                                                ========                    ========
Earnings per common share....  $  0.69                                                $   0.97                    $   0.80
                               =======                                                ========                    ========
Weighted average shares
  outstanding................   14,812                                   1,583          16,395         4,000        20,395
                               =======                                                ========                    ========

              See notes to pro forma combined financial statements

                             LOMAK PETROLEUM, INC.
                        PRO FORMA COMBINED BALANCE SHEET
                               DECEMBER 31, 1996
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                                               PRO FORMA
                                                PRO FORMA     PRE-OFFERING     OFFERING      PRO FORMA
                                    LOMAK      ADJUSTMENTS       LOMAK        ADJUSTMENTS      LOMAK
                                   --------    -----------    ------------    -----------    ---------
ASSETS
Current assets
  Cash and equivalents.........    $  8,625     $               $  8,625       $             $  8,625
  Accounts receivable..........      18,121                       18,121                       18,121
  Marketable securities........       7,658                        7,658                        7,658
  Inventory and other..........         799                          799                          799
                                   --------                     --------                     --------
     Total current assets......      35,203                       35,203                       35,203
                                   --------                     --------                     --------
Oil and gas properties.........     282,519      325,000(g)      607,519                      607,519
     Accumulated depletion and
       amortization............     (53,102)                     (53,102)                     (53,102)
                                   --------                     --------                     --------
                                    229,417                      554,417                      554,417
                                   --------                     --------                     --------
Gas transportation and field
  service assets...............      21,139       60,000(g)       81,139                       81,139
     Accumulated
       depreciation............      (4,997)                      (4,997)                      (4,997)
                                   --------                     --------                     --------
                                     16,142                       76,142                       76,142
                                   --------                     --------                     --------
Other assets...................       1,785                        1,785          4,050(h)      5,835
                                   --------                     --------                     --------
                                   $282,547                     $667,547                     $671,597
                                   ========                     ========                     ========
LIABILITIES AND STOCKHOLDERS'
  EQUITY
Current liabilities
  Accounts payable.............    $ 14,433     $               $ 14,433       $             $ 14,433
  Accrued liabilities..........       4,603                        4,603                        4,603
  Accrual payroll and benefit
     costs.....................       3,245                        3,245                        3,245
  Current portion of debt......          26                           26                           26
                                   --------                     --------                     --------
     Total current
       liabilities.............      22,307                       22,307                       22,307
                                   --------                     --------                     --------
                                                                              (120,950)(h) }
Revolving credit facility......      61,355      355,000(g)      416,355       (64,100)(i) }  231,305
8.75% Senior subordinated
  notes........................          --                           --        125,000 (h)   125,000
6% Convertible subordinated
  debentures...................      55,000                       55,000                       55,000
Other long-term debt...........         425                          425                          425
                                   --------                     --------                     --------
                                    116,780                      471,780                      411,730
                                   --------                     --------                     --------
Deferred income taxes..........      25,931                       25,931                       25,931
Stockholders' equity
  $2.03 Preferred stock, $1 par
     value.....................       1,150                        1,150                        1,150
  Common Stock, $.01 par
     value.....................         148           14(g)          162             40 (i)       202
  Capital in excess of par
     value.....................     110,248       29,986(g)      140,234         64,060 (i)   204,294
  Retained earnings
     (deficit).................       5,291                        5,291                        5,291
  Unrealized gain on marketable
     securities................         692                          692                          692
                                   --------                     --------                     --------
     Total stockholders'
       equity..................     117,529                      147,529                      211,629
                                   --------                     --------                     --------
                                   $282,547                     $667,547                     $671,597
                                   ========                     ========                     ========

              See notes to pro forma combined financial statements

                             LOMAK PETROLEUM, INC.
         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE (1) PRO FORMA ADJUSTMENTS FOR THE TRANSACTIONS -- FOR THE YEAR ENDED
         DECEMBER 31, 1996

     The accompanying unaudited pro forma consolidated statement of income for the year ended December 31, 1996 has been prepared as if the Transactions had occurred on January 1, 1996 and reflects the following adjustments:

     (a) To reclassify gas transportation and marketing revenue and expenses to conform with the accounting presentation followed by the Company.

     (b) To adjust interest expense for the estimated amount that would have been incurred on the incremental borrowings for the Bannon Acquisition and the Cometra Acquisition, net of proceeds received from the Private Placements. A 1/8% per annum increase in interest rate would decrease the Company's income before taxes by $392,000.

     (c) To record depletion expense for the Bannon Acquisition and the Cometra Acquisition at a rate of $0.87 per Mcfe, which would have been the rate in effect for 1996 had such acquisitions taken place at January 1, 1996. Additionally, to record depreciation expense on the gas processing plant purchased in the Cometra Acquisition.

     (d) To adjust the provision for income taxes for the change in taxable income resulting from the Bannon Acquisition, the Cometra Acquisition and the Private Placements and the effect on deferred taxes recorded at January 1, 1996 as if such Transactions had taken place at that time.

     (e) To adjust interest expense for the estimated amounts that would have been repaid with the net proceeds from the Offerings. Because the net proceeds from the Offerings will be used to repay debt, a 1/8% per annum increase in interest rate would increase the Company's income before taxes by $76,000.

     (f) To adjust the provision for income taxes for the change in taxable income resulting from interest adjustments made to reflect the amounts of borrowings repaid with the net proceeds from the Offerings and the effect on deferred taxes recorded at January 1, 1996 as if the Offerings had taken place at that time.

NOTE (2) PRO FORMA ADJUSTMENTS FOR THE COMETRA ACQUISITION AND THE
         OFFERINGS -- AS OF DECEMBER 31, 1996

     (g) To record the Cometra Acquisition.

     (h) To record the Notes Offering, net of offering costs and the application of proceeds therefrom.

     (i) To record the Common Stock Offering, net of offering costs and the application of proceeds therefrom.

NOTE (3) EXPECTED GENERAL AND ADMINISTRATION EXPENSES

     In connection with the Cometra Acquisition, the Company expects that general and administrative expenses will increase approximately $1.7 million as a result of offers made to Cometra personnel and that field service revenues will increase approximately $240,000 for operating agreements acquired in the Cometra Acquisition. The impact of these increases would be to reduce 1996 pro forma earnings per share to $0.75.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following tables present selected consolidated financial data covering the five years ended December 31, 1996. Such data has been derived from, and should be read in conjunction with, the audited Consolidated Financial Statements and Notes thereto for each of the five years ended December 31, 1996, the Unaudited Pro Forma Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein.

                                                                        YEAR ENDED DECEMBER 31,
                                                   ------------------------------------------------------------------
                                                                                                           PRO FORMA
                                                     1992       1993       1994       1995       1996        1996
                                                   --------   --------   --------   --------   --------    ---------
                                                                                                          (UNAUDITED)
                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues:
 Oil and gas sales...............................  $  7,703   $ 11,132   $ 24,461   $ 37,417   $ 68,054    $130,508
 Field services..................................     5,283      6,966      7,667     10,097     14,223      14,223
 Gas transportation and marketing................       332        559      2,195      3,284      5,575      24,326
 Interest and other..............................       577        418        471      1,317      3,386       3,386
                                                   --------   --------   --------   --------   --------    --------
                                                     13,895     19,075     34,794     52,115     91,238     172,443
Expenses:
 Direct operating................................     3,039      4,438     10,019     14,930     24,456      39,394
 Field services..................................     3,951      5,712      5,778      6,469     10,443      10,443
 Gas transportation and marketing................        --         13        490        849      1,674      13,152
 Exploration.....................................        36         86        359        512      1,460       1,460
 General and administrative......................     1,915      2,049      2,478      2,736      3,966       3,966
 Interest........................................       952      1,120      2,807      5,584      7,487      30,957
 Depletion, depreciation and amortization........     3,124      4,347     10,105     14,863     22,303      44,389
                                                   --------   --------   --------   --------   --------    --------
                                                     13,017     17,765     32,036     45,943     71,789     143,761
                                                   --------   --------   --------   --------   --------    --------
Income before taxes..............................       878      1,310      2,758      6,172     19,449      28,682
Income taxes.....................................       192        (81)       139      1,782      6,834      10,038
                                                   --------   --------   --------   --------   --------    --------
Net income.......................................  $    686   $  1,391   $  2,619   $  4,390   $ 12,615    $ 18,644
                                                   ========   ========   ========   ========   ========    ========
Earnings per common share........................  $   0.08   $   0.18   $   0.25   $   0.31   $   0.69    $   0.80
                                                   ========   ========   ========   ========   ========    ========
Cash dividends per common share..................  $   0.00   $   0.00   $   0.00   $   0.01   $   0.06         N/A
                                                   ========   ========   ========   ========   ========    ========
OTHER FINANCIAL DATA:
EBITDA (a).......................................  $  4,990   $  6,863   $ 16,029   $ 27,131   $ 50,699    $105,488
Net cash provided by operations..................     5,168      4,305     11,241     16,561     38,445         N/A
Net cash used in investing.......................    (4,210)   (43,459)   (29,536)   (76,113)   (69,666)        N/A
Net cash provided by financing...................       126     38,912     21,173     57,702     36,799         N/A
Capital expenditures.............................     5,920     48,240     70,024     88,530     79,390         N/A
Ratios:
 EBITDA to interest expense......................      5.2x       6.1x       5.7x       4.9x       6.8x        3.4x
 Earnings to fixed charges (b)...................      1.9x       2.2x       2.0x       2.1x       3.6x        1.9x
 Total debt to EBITDA............................      2.6x       4.5x       3.9x       3.1x       2.3x        3.9x
BALANCE SHEET DATA (END OF PERIOD):
Cash and equivalents.............................  $  2,261   $  2,019   $  4,897   $  3,047   $  8,625    $  8,625
Total assets.....................................    28,328     76,333    141,768    214,788    282,547     671,597
Long-term debt (c)...............................    13,127     31,108     62,592     83,088    116,806     411,756
Stockholders' equity.............................     9,504     32,263     43,248     99,367    117,529     211,629

---------------

(a) EBITDA represents net income plus income taxes, exploration expense, interest expense and depletion, depreciation, and amortization expense. EBITDA is not presented as an indicator of the Company's operating performance, an indicator of cash available for discretionary spending or as a measure of liquidity. EBITDA may not be comparable to other similarly titled measures of other companies. The Company's Credit Agreement requires the maintenance of certain EBITDA ratios. See "Description of Capital Stock and Indebtedness -- Credit Agreement."

(b) For the purpose of determining the ratio of earnings to fixed charges, earnings are defined as income before taxes plus fixed charges. Fixed charges consist of interest expense.

(c) Long-term debt includes current portion.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and the Selected Consolidated Financial Data included elsewhere herein.

RESULTS OF OPERATIONS

     The Company has experienced significant growth in reserves, production, cash flow and earnings over the past three years. The following tables set forth selected financial and operating information as well as the annual percentage change for each of the past three years:

                                                                 YEAR ENDED DECEMBER 31,
                                                            ---------------------------------
                                                             1994         1995         1996
                                                            -------      -------      -------
                                                              (DOLLARS IN THOUSANDS, EXCEPT
                                                                       PRICE DATA)
    Revenues..............................................  $34,794      $52,115      $91,238
    Expenses..............................................   32,036       45,943       71,789
    Net Income............................................    2,619        4,390       12,615
    EBITDA(1).............................................   16,029       27,131       50,699
    Production Volumes:
      Natural Gas (Mmcf)..................................    6,996       12,471       21,231
      Oil and NGLs (Mbbls)................................      640          913        1,068
      Natural Gas Equivalents (Mmcfe).....................   10,836       17,949       27,641
    Average Prices:
      Natural Gas (per Mcf)...............................  $  2.10      $  1.79      $  2.24
      Oil and NGLs (per Bbl)..............................    15.23        16.57        19.12
      Natural Gas Equivalents (per Mcfe)..................     2.26         2.08         2.46

                                                                           PERCENTAGE CHANGE
                                                                           FROM PRIOR PERIOD
                                                                           ------------------
                                                                               YEAR ENDED
                                                                              DECEMBER 31,
                                                                           ------------------
                                                                           1995         1996
                                                                           -----        -----
    Revenues.......................................................          50%          75%
    Expenses.......................................................          43           56
    Net Income.....................................................          68          187
    EBITDA (1).....................................................          69           87
    Production Volumes:
      Natural Gas..................................................          78           70
      Oil and NGLs.................................................          43           17
      Natural Gas Equivalents......................................          66           54
    Average Prices:
      Natural Gas (per Mcf)........................................         (15)          25
      Oil and NGLs (per Bbl).......................................           9           15
      Natural Gas Equivalents (per Mcfe)...........................          (8)          18

---------------

(1) EBITDA represents net income plus income taxes, exploration expense, interest expense and depletion, depreciation, and amortization expense. EBITDA is not presented as an indicator of the Company's operating performance, an indicator of cash available for discretionary spending or as a measure of liquidity. EBITDA may not be comparable to other similarly titled measures of other companies. The Company's Credit Agreement requires the maintenance of certain EBITDA ratios. See "Description of Capital Stock and Indebtedness -- Credit Agreement."

Comparison of 1996 to 1995

     The Company reported net income for the year ended December 31, 1996 of $12.6 million, a 187% increase over 1995. The increase is the result of (i) higher production volumes, over 60% of which is attributable to acquisitions and the remainder is attributable to development activities; (ii) increased prices received from the sale of oil and gas products and (iii) gains from asset sales. During the year, oil and gas production volumes increased 54% to 27.6 Bcfe, an average of 75,522 Mcfe/d. The increased revenues recognized from production volumes were aided by an 18% increase in the average price received per Mcfe of production to $2.46. The average oil price increased 15% to $19.12 per barrel while average gas prices increased 25% to $2.24 per Mcf. As a result of the Company's larger base of producing properties and production, oil and gas production expenses increased 64% to $24.5 million in 1996 versus $14.9 million in 1995. The average operating cost per Mcfe produced increased 6% from $0.83 in 1995 to $0.88 in 1996 due to unsuccessful recompletion costs and increases in personnel costs.

     Gas transportation and marketing revenues increased 70% to $5.6 million versus $3.3 million in 1995 principally due to production growth. Gas transportation and marketing expenses increased 97% to $1.7 million versus $0.8 million in 1995. The increase in expenses was due to production growth, as well as the increase in gas transportation and marketing expense and higher administrative costs associated with the growth in gas marketing.

     Field services revenues increased 41% in 1996 to $14.2 million. The higher revenues were due primarily to a larger base of operated properties. Field services expenses increased 61% in 1996 to $10.4 million versus $6.5 million. The increase is attributed to the cost of operating a larger base of properties and lower overall margins on Oklahoma well servicing. In December 1996, the Company sold its brine disposal and well servicing activities in Oklahoma for $2.7 million and recorded a gain of approximately $1.2 million, which is included in interest and other income.

     Exploration expense increased 185% to $1.5 million due to the Company's increased involvement in seismic and exploratory drilling. The Company participated in 11 exploratory wells in 1996 versus 7 exploratory wells in 1995.

     General and administrative expenses increased 45% from $2.7 million in 1995 to $3.9 million in 1996. As a percentage of revenues, general and administrative expenses were 4% in 1996 as compared to 5% in 1995. This decreasing trend reflects the spreading of administrative costs over a growing asset base.

     Interest and other income rose 157% to $3.4 million primarily due to $1.4 million on gains from sale of marketable securities (which were not related to hedging activities), and $1.2 million from the gain on the sale of the Oklahoma well servicing assets. Interest expense increased 34% to $7.5 million as compared to $5.6 million in 1995. This was primarily as a result of the higher average outstanding debt balance during the year due to the financing of capital expenditures. The average outstanding balances on the Credit Agreement were $73.3 million and $107.2 million for 1995 and 1996, respectively. The weighted average interest rate on these borrowings were 7.3% and 6.7% for the years ended December 31, 1995 and 1996, respectively.

     Depletion, depreciation and amortization increased 50% compared to 1995 as a result of increased production volumes during the year. The Company-wide depletion rate was $0.73 per Mcfe in 1995 and 1996.

Comparison of 1995 to 1994

     The Company reported net income for the year ended December 31, 1995 of $4.4 million, a 68% increase over 1994. This increase is the result of higher production volumes attributable to acquisition and development activities.

     During the year, oil and gas production volumes increased 66% to 17.9 Bcfe, an average of 49.2 Mmcfe/d. The increased revenues recognized from production volumes were partially offset by an 8% decrease in the average price received per Mcfe of production to $2.08. The average oil price increased 9% to $16.57 per barrel while average gas prices dropped 15% to $1.79 per Mcf. As a result of the Company's larger base of producing properties and production, oil and gas production expenses increased 49% to $14.9 million in 1995 versus $10.0 million in 1994. However, the average operating cost per Mcfe produced decreased 11% from $0.93 in 1994 to $0.83 in 1995.

     Gas transportation and marketing revenues increased 50% to $3.3 million versus $2.2 million in 1994. Coupled with this increase in gas transportation and marketing revenues was a 73% increase in associated expenses for the year. These increases were due primarily to the acquisition of several pipeline systems, as well as the expansion of the gas marketing efforts.

     Field services revenues increased 32% in 1995 to $10.1 million, despite the September 1994 sale of virtually all well servicing and brine disposal assets in Ohio. The decrease in activities due to this sale was more than offset by an increase in well servicing and brine disposal activities in Oklahoma and well operations on acquired properties. Field services expenses increased 12% in 1995 to $6.5 million versus $5.8 million. The increase is attributed to the Oklahoma well servicing and the cost of operating a larger base of properties. The increase in well operating costs was offset to a great extent by the disposal in September 1994 of the Company's lower margin well servicing and brine hauling and disposal businesses.

     Exploration expense increased 43% to $0.5 million due to the Company's increased involvement in exploration projects. These costs include delay rentals, seismic and exploratory drilling activities.

     General and administrative expenses increased 10% from $2.5 million in 1994 to $2.7 million in 1995. As a percentage of revenues, general and administrative expenses were 5% in 1995 as compared to 7% in 1994. This improvement reflects the spreading of administrative costs over a growing asset base.

     Interest and other income rose 180% primarily due to higher sales of non-strategic properties. Interest expense increased 99% to $5.6 million as compared to $2.8 million in 1994. This was primarily as a result of the higher average outstanding debt balance during the year due to the financing of capital expenditures. The average outstanding balances on the Credit Agreement were $42.0 million and $73.3 million for 1994 and 1995, respectively. The weighted average interest rate on these borrowings was 6.3% and 7.3% for the years ended December 31, 1994 and 1995, respectively.

     Depletion, depreciation and amortization increased 47% compared to 1994 as a result of increased production volumes during the year. The increased depletion of oil and gas properties was partially offset by the reduction of depreciation of field services assets due to the 1994 sale of field service assets. The Company-wide depletion rate for 1995 was $0.73 per Mcfe versus $0.74 per Mcfe in 1994 due to the addition of properties at lower than historical Mcfe costs.

  Discussion of Pro Forma 1996

     The Company had pro forma net income for the year ended December 31, 1996 of $18.6 million. During the year, pro forma oil and gas production volumes averaged 135.6 Mmcfe/d, while average prices were $18.79 per barrel and $2.49 per Mcf. On a pro forma basis, the average price was $2.64 per Mcfe. The average pro forma operating cost incurred in 1996 per Mcfe produced was $0.80.

     Gas transportation and marketing revenues realized in 1996 on a pro forma basis were $24.3 million, of which $18.7 million can be attributed to activities related to the Cometra Properties. Pro forma gas transportation and marketing expenses were $13.2 million for the year, of which $11.5 million can be attributed to the Cometra Properties.

     Interest expense totaled $31.0 million in 1996 on a pro forma basis. The average outstanding balance under the Credit Agreement in 1996 on a pro forma basis was $277.2 million. The weighted average interest rate on these borrowings was 6.7% for the year ended December 31, 1996.

     Depletion, depreciation and amortization totaled $44.4 million in 1996 on a pro forma basis. The Company-wide depletion rate was $0.87 per Mcfe in 1996.

LIQUIDITY AND CAPITAL RESOURCES

General

     Working capital at December 31, 1996 was $12.9 million, representing an $8.3 million increase over the corresponding amount at December 31, 1995. At December 31, 1996, the Company had $8.6 million in cash and total assets of $282.5 million. During 1996, long-term debt rose from $83.0 million to $116.8 million.

     At December 31, 1996, capitalization totaled approximately $234 million, of which approximately 50% was represented by stockholders' equity and 50% by long-term debt. Approximately $61.4 million of the long-term debt at that date was comprised of borrowings under the Credit Agreement, $55 million being comprised of 6% Convertible Subordinated Debentures and the remaining $500,000 comprised of other indebtedness. The Credit Agreement currently provides for quarterly payments of interest with principal due in February 2002.

     In December 1996, the Company sold $55 million of 6% Convertible Subordinated Debentures in a private placement. Net proceeds to the Company of approximately $53 million were used, together with internally generated funds, to reduce the amount outstanding under the Credit Agreement to $61.4 million at December 31, 1996. The 6% Convertible Subordinated Debentures are redeemable by the Company after February 1, 2000 and are convertible at the option of the holder into Common Stock at any time prior to maturity or redemption at a conversion price of $19.25 per share, subject to adjustment in certain circumstances.

Cash Flow

     The Company has three principal operating sources of cash: (i) sales of oil and gas; (ii) revenues from field services and (iii) revenues from gas transportation and marketing. The Company's cash flow is highly dependent upon oil and gas prices. Decreases in the market price of oil or gas could result in reductions of both cash flow and the borrowing base under the Credit Agreement which would result in decreased funds available, including funds intended for planned capital expenditures.

     The Company's net cash provided by operations for the years ended December 31, 1994, 1995 and 1996 was $11.2 million, $16.6 million and $38.4 million, respectively. The consistent increases in the Company's cash flow from operations can be attributed to its growth primarily through acquisitions and development.

     The Company's net cash used in investing for the years ended December 31, 1994, 1995 and 1996 was $29.5 million, $76.1 million and $69.7 million, respectively. Investing activities for these periods are comprised primarily of additions to oil and gas properties through acquisitions and development and, to a lesser extent, exploitation and additions of field service assets. These uses of cash have historically been partially offset through the Company's policy of divesting those properties that it deems to be marginal or outside the Company's core areas of operations. The Company's acquisition and development activities have been financed through a combination of operating cash flow, bank borrowings and capital raised through equity and debt offerings.

     The Company's net cash provided by financing for the years ended December 31, 1994, 1995 and 1996 was $21.2 million, $57.7 million and $36.8 million, respectively. Sources of financing used by the Company have been primarily borrowings under its Credit Agreement and capital raised through equity and debt offerings.

Capital Requirements

     In 1996, $12.5 million and $2.0 million of expenses were incurred for development activities and exploration activities, respectively. Although these expenditures are principally discretionary, the Company is currently projecting that it will spend approximately $160 million on development, exploitation and exploration activities, which includes approximately $45 million on exploitation and exploration expenditures, through 1999. Internally generated funds are expected to be sufficient to fund development and exploration expenditures. See "Business -- Development Activities" and "-- Exploration Activities."

Credit Agreement

     In connection with the financing of the Cometra Acquisition, the Company and its subsidiaries expanded the existing credit facility with the bank lenders. The Credit Agreement permits the Company to obtain revolving credit loans and to issue letters of credit for the account of the Company from time to time in an aggregate amount not to exceed $400 million (of which not more than $150 million may be represented by letters of credit). The Borrowing Base, which is initially $400 million, will be reduced to $300 million on the earlier of August 13, 1997 or the consummation of the Offerings, unless otherwise agreed by the lenders. The

Borrowing Base is subject to semi-annual determination and certain other redeterminations based upon a variety of factors, including the discounted present value of estimated future net cash flow from oil and gas production.

     The Company is required to make a mandatory prepayment of all amounts outstanding under the Credit Agreement in excess of $300 million on the earlier of August 13, 1997 or the consummation of the Offerings. At the Company's option, loans may be prepaid, and revolving credit commitments may be reduced, in whole or in part at any time in certain minimum amounts.

     The obligations of the Company under the Credit Agreement are unconditionally and irrevocably guaranteed by each of the Company's direct and indirect domestic subsidiaries (collectively, the "Bank Guarantors"). In addition, the Credit Agreement is secured by first priority security interests in (i) existing mortgaged oil and gas properties of the Company, including the Cometra Properties, (ii) all accounts receivable, inventory and intangibles of the Company and the Bank Guarantors, and (iii) all of the capital stock of the Company's direct or indirect subsidiaries. Substantially all of the assets of the Company will be pledged as collateral if, on May 15, 1997, the Borrowing Base and amounts outstanding under the Credit Agreement have not been reduced to $325 million. Such security interests will be released upon the (i) reduction of the amounts outstanding under the Credit Agreement to $325 million (or the then determined Borrowing Base) and (ii) issuance of $65 million of Common Stock and/or the sale of Company assets in excess of the Borrowing Base value attributable to such assets as agreed by the lenders (the "Trigger Event").

     At the Company's option, the applicable interest rate per annum is either the Eurodollar loan rate plus a margin ranging from 0.625% to 1.125% or the Alternate Base Rate (as defined) plus a margin ranging from 0% to 0.25%. The Alternate Base Rate is the higher of (a) the administrative agent bank's prime rate and (b) the federal funds effective rate plus 0.5%. Until the occurrence of the Trigger Event, the interest rate margins will be increased by 50 basis points prior to March 31, 1997 and 100 basis points thereafter.

     On March 5, 1997, approximately $389.5 million was outstanding (including $134 million of then outstanding letters of credit to secure the promissory note issued to Cometra as part of the purchase price in the Cometra Acquisition) under the Credit Agreement. Upon consummation of the Offerings, approximately $204.5 million will be outstanding under the Credit Agreement. Furthermore, if the over-allotment option applicable to the Common Stock Offering is exercised for at least 56,000 shares of Common Stock, then the Trigger Event will occur upon exercise of the over-allotment option. If the over-allotment option is not exercised, then the Company will need to sell an additional $900,000 of Company assets in excess of the applicable Borrowing Base value in order for the Trigger Event to occur.

Hedging Activities

     Periodically, the Company enters into futures, option and swap contracts to reduce the effects of fluctuations in crude oil and natural gas prices. At December 31, 1996, the Company had open contracts for oil and gas price swaps of 300,000 barrels of oil at average prices ranging from $22.10 to $22.76 per barrel of oil and 155,000 MmBtu of gas at $2.04 per MmBtu. While these transactions have no carrying value, the Company's mark-to-market exposure under these contracts at December 31, 1996 was a net loss of $1.1 million. These contracts expire monthly through April 1997. The gains or losses on the Company's hedging transactions is determined as the difference between the contract price and a reference price, generally closing prices on the NYMEX. The resulting transaction gains and losses are determined monthly and are included in the period the hedged production or inventory is sold. Net gains or losses relating to these derivatives for the years ended December 31, 1994, 1995 and 1996 approximated $0, $217,000 and $(724,000), respectively.

                                    BUSINESS

GENERAL

     Lomak is an independent energy company engaged in oil and gas development, exploration and acquisition primarily in three core areas: the Midcontinent, Appalachia and the Gulf Coast. Over the past five years, the Company has significantly increased its reserves and production through acquisitions and, to a growing extent, development and exploration of its properties. On a pro forma basis as of December 31, 1996, the Company had proved reserves of 644 Bcfe with a Present Value of $974 million. On an Mcfe basis, the reserves were 63% developed and 77% natural gas, with a reserve life in excess of 13 years. Properties operated by the Company accounted for 94% of its pro forma Present Value. The Company also owns over 2,000 miles of gas gathering systems and a gas processing plant in proximity to its principal gas properties. On a pro forma basis in 1996, the Company had revenues of $172 million and EBITDA of $105 million.

     From 1991 through 1996, the Company has made 63 acquisitions, including the Cometra Acquisition, for an aggregate purchase price of approximately $635 million and has spent $39 million on development and exploration activities. The Company's acquisition activities were financed with $335 million of debt, $216 million of equity and $84 million of operating cash flow. These activities have added approximately 719 Bcfe at an average cost of $0.76 per Mcfe. As a result, the Company has achieved the following since 1991, on a pro forma basis:

     - Reserves increased from 20 Bcfe in 1991 to 644 Bcfe in 1996;

     - Production increased from 2 Bcfe in 1991 to 49 Bcfe in 1996;

     - EBITDA increased from $4 million in 1991 to $105 million in 1996;

     - Net income increased from $427,000 in 1991 to $19 million in 1996; and

     - Earnings per share increased from $0.01 in 1991 to $0.80 in 1996.

     The Company emphasizes strict cost controls in all aspects of its business. As a result, combined direct operating and administrative costs have been reduced from $1.42 per Mcfe in 1991 to $0.79 per Mcfe in 1996 on a pro forma basis. Consequently, while the average price realized by the Company has not increased significantly over the last five years, operating margins have increased from $1.17 per Mcfe in 1991 to $1.85 per Mcfe in 1996 on a pro forma basis.

BUSINESS STRATEGY

     The Company's objective is to maximize shareholder value through aggressive growth in its reserves, production, cash flow and earnings through a balanced program of development drilling and acquisitions, as well as a growing exploration effort. Management believes that the Cometra Acquisition has substantially enhanced the Company's ability to increase its production and reserves through drilling activities. The Cometra Acquisition substantially increased the Company's inventory of proven drilling locations and, to an even greater degree, its exploration and exploitation drilling potential. Including the Cometra Properties, the Company has over 1,100 proven recompletion and development drilling locations. As a result of the Cometra Acquisition, the Company believes that it can achieve significant growth in reserves, production, cash flow and earnings over the next several years, even if no future acquisitions are consummated. The Company currently plans to spend $160 million over the next three years on the further development and exploration of its properties. Consequently, while acquisitions are expected to continue to play an important role in the Company's future growth, the primary emphasis will shift towards exploiting the potential of the Company's larger property base.

     In order to most effectively implement its operating strategy, the Company has concentrated its activities in selected geographic areas. In each core area, the Company has established separate acquisition, engineering, geological, operating and other technical expertise. The Company believes that this geographic focus provides it with a competitive advantage in sourcing and evaluating new business opportunities within these areas, as well as providing economies of scale in developing and operating properties.

     Lomak believes the competitive strengths described below will greatly enhance its ability to achieve its long-term goals and objectives.

     - Diversified, Long Lived Reserve Base. Lomak has compiled a diversified group of predictable, long lived properties. The Company's oil and gas reserves are attributable to 7,280 producing wells that have a reserve life index in excess of 13 years. The reserves are concentrated in seven basins and are geographically and geologically diversified.

     - Substantial Inventory of Development and Exploration Projects. Lomak has over 1,100 proven development projects and a substantial number of exploration and exploitation drilling projects located within core operating areas in which the Company has significant operating and technical expertise.

     - Successful Acquisition Record. The Company's primary strength has historically been to identify and acquire properties that have increased reserves, production, cash flow and earnings. Excluding the Cometra Acquisition, since 1991 the Company has completed 62 acquisitions for an aggregate purchase price of $249 million, of which $237 million was attributable to proved oil and gas properties. These acquisitions have added proved reserves of approximately 396 Bcfe at an average acquisition cost of $0.60 per Mcfe.

     - Significant Operational Control. Lomak operates properties representing nearly 94% of its Present Value. This allows the Company to directly control operating and drilling costs and also allows it to dictate the timing of development and exploration activities.

     - High Operating Margins. The Company's low cost structure, coupled with the premium gas price it receives for a significant portion of its production, creates high operating margins. In 1996 on a pro forma basis, Lomak generated operating margins, after deducting direct operating and administrative costs, of $1.85 per Mcfe.

     - Experienced, Incentivized Management Team. The Company's board of directors, executive officers, technical staff and administrative personnel have considerable industry experience and will own, collectively, shares representing approximately 11% of the outstanding shares of Common Stock, after giving effect to the Cometra Acquisition and the Common Stock Offering. Over 75% of Lomak's employees either own, or hold options to acquire, shares of Common Stock.

DEVELOPMENT ACTIVITIES

     The Company's development activities include recompletions of existing wells, infill drilling and installation of secondary recovery projects. Development projects are generated within core operating areas where the Company has significant operational and technical expertise. Currently, as described below, the Company has 1,163 proven development projects in inventory. These projects are geographically diverse, vary between oil and gas and are balanced with regard to risk. The following table sets forth information pertaining to the Company's proven development inventory at December 31, 1996.

                          PROVEN DEVELOPMENT INVENTORY

                                                             NUMBER OF PROJECTS
                                                     -----------------------------------
                                                                      DRILLING
                                                     RECOMPLETIONS    LOCATIONS    TOTAL
                                                     -------------    ---------    -----
Midcontinent Region
  Permian Basin....................................        85            129         214
  Val Verde Basin..................................        76            134         210
  Anadarko Basin...................................       117             86         203
  San Juan Basin...................................        18             29          47
                                                          ---            ---       -----
          Subtotal.................................       296            378         674
Appalachian Region.................................        43            320         363
Gulf Coast Region..................................        79             47         126
                                                          ---            ---       -----
          Total....................................       418            745       1,163
                                                          ===            ===       =====

     The Company currently anticipates that it will initiate 175 to 200 development projects in 1997. Assuming that 200 projects are initiated per year, the Company currently has more than a five year inventory of proven development projects. Lomak expects to spend approximately $115 million over the next three years for development.

EXPLORATION ACTIVITIES

     The Company has a large inventory of moderate risk/moderate reward exploitation drilling opportunities, as well as higher risk/higher reward exploration projects. Lomak has identified 267 exploitation drilling projects on the Cometra Properties, principally consisting of step-out drilling from existing proved or proved undeveloped locations. In addition, the Company has identified numerous other exploitation drilling opportunities within its existing properties. Current exploration projects target deeper horizons within existing Company-operated fields, as well as establishing new fields in exploration trend areas in which Lomak's technical staff has experience. The Company has not previously, and does not currently, plan to participate in wildcat exploratory drilling outside its core operating areas.

     Lomak's strategy is based on limiting its risk by allocating no more than 10% of its cash flow to higher risk exploration activities and by participating in a variety of projects with differing characteristics. The Company's existing inventory of exploration projects and leads varies in risk and reward based on their depth, location and geology. A significant portion of the existing, as well as future, exploration projects will be enhanced by use of advanced technology including 3-D seismic and improved completion techniques.

     In each of its core operating areas, the Company's geological and geophysical staff generate both exploitation and exploration projects with the assistance of the Company's reservoir engineers, landmen and production engineers. The Company currently estimates that it will spend $25 million on exploitation activities and $20 million on exploration activities over the next three years. Existing exploitation and exploration project inventory is described below.

     Midcontinent. Exploitation projects in the Midcontinent region include 116 infill or step-out drilling locations on leasehold acreage held by currently producing wells adjacent to the Company's production in the Sterling area of the Permian Basin, as well as 134 infill or step-out locations on leasehold acreage held by currently producing wells primarily in the Oakridge and Francis Hill Fields in the Val Verde Basin. In the Big Lake area of the Permian Basin, the Company is conducting an analysis to determine the potential for recovery of additional reserves through increased density drilling. Based on the initial results of the study, the Company believes there is potential for 200 economic drill sites on its Big Lake area acreage.

     Current exploration projects include deeper drilling to the Ellenburger and Fussleman formations in the Permian and Val Verde Basins. Several projects targeting the Red Fork, Morrow and Hunton formations are in various stages of development in the Anadarko Basin. In the San Juan Basin, the Company's acreage holds exploration potential for production from the Pictured Cliffs, Gallup and Dakota formations.

     Appalachia. In the Appalachian region, the Company has identified approximately 100 infill or step-out drilling projects on existing leasehold acreage. In addition, the Company has identified several hundred additional potential locations near Company-owned gathering systems on acreage the Company believes will be available for leasing in the future. The Company believes that the location of its pipelines will provide it with a competitive advantage in leasing this acreage, which is currently unleased. These locations target the blanket Clinton and Medina sandstones. Exploration activity in Appalachia centers around the drilling of deeper formations from leasehold acreage generally being held by existing production from shallower production. The targeted formations are in the Knox Sequence trend, which includes the Rose Run, Beekmantown and Trempealeau formations. Lomak currently owns leasehold acreage aggregating over 250,000 net acres in the Knox Sequence trend area. With the assistance of higher quality 2-D seismic as well as 3-D seismic, Lomak believes the Knox Sequence trend area could generate substantial reserves over the next five years.

     Gulf Coast. Exploitation projects in the Gulf Coast region include 34 infill or step-out drilling locations for the Yegua and Frio formations in South Texas and the Wilcox and Carrizo formations in East Texas. Deeper, higher risk exploratory projects have been generated in South Texas targeting the Wilcox and Vicksburg formations. On the offshore properties, 11 exploitation and exploration projects have been identified to the Lenticulina and Marginulina sands. There are four exploration projects targeting the Taylor sand of the Cotton Valley formation in East Texas.

ACQUISITION ACTIVITIES

     The Company seeks to acquire properties that are expected to be immediately accretive to cash flow and earnings and provide long-term growth in reserves and production. The Company focuses on acquisitions that generally meet the following criteria.

     - Location. The Company targets potential acquisitions located in its core operating areas which typically contain many small operators and where the major oil companies are less active.

     - Operating Efficiency. The Company targets potential acquisitions in which it believes direct operating cost reductions and administrative cost efficiencies can be achieved.

     - Potential for Increasing Reserves. The Company pursues properties that it believes have the potential for increased reserves and production through development and exploration activities.

     - Potential for Incremental Purchases. The Company seeks acquisitions where opportunities to purchase additional interests in the same or adjoining properties exist.

     - Complex Transactions. The Company often pursues transactions which are more complex as a result of ownership issues or financial structure as it believes such transactions will attract fewer potential buyers.

     The following table sets forth information pertaining to acquisitions completed during the period January 1, 1991 through December 31, 1996 (including the Cometra Acquisition):

                            PURCHASE
           NUMBER OF        PRICE(1)        MMCFE        COST
 PERIOD   TRANSACTIONS   (IN THOUSANDS)    ACQUIRED   PER MCFE(2)
 ------   ------------   --------------    --------   -----------
  1991          9           $ 11,189        14,602       $0.75
  1992          7              6,884        12,513        0.41
  1993         12             40,527        64,552        0.59
  1994         17             63,354        92,851        0.67
  1995          9             71,074       103,849        0.61
  1996          9            441,812       369,986        0.84
               --           --------       -------       -----
 Total         63           $634,840       658,353       $0.74
               ==           ========       =======       =====

---------------
(1) Includes purchase price for proved reserves as well as other acquired assets, including gas gathering systems and a processing plant, undeveloped leasehold acreage and field service assets.

(2) Includes purchase price for proved reserves only. For the Cometra Acquisition, the purchase price for proved reserves includes the amount attributable to the above-market gas contract. If the cost per Mcfe was adjusted for the above-market gas contract, the 1996 cost per Mcfe would be reduced from $0.84 to $0.74 and the total cost per Mcfe would be reduced from $0.74 to $0.69.

RECENT SIGNIFICANT ACQUISITIONS

     In addition to the Cometra Acquisition, the Company completed a number of significant acquisitions in 1995 and 1996 as described below. See "Cometra Acquisition" for a description of the Cometra Acquisition.

     Bannon Interests. In April 1996, the Company acquired interests in approximately 270 producing wells and 108 proven recompletion and development drilling opportunities for $37.0 million. After giving effect to a subsequent sale of certain Rocky Mountain region interests for $6.5 million, the acquired properties were estimated to contain approximately 71 Bcfe of proved reserves. Also included were 17,300 net undeveloped acres located in east and south Texas.

     Red Eagle Resources Corporation. Through a series of transactions effected in late 1994 and early 1995, the Company acquired Red Eagle Resources Corporation for $29.6 million in cash and $16.9 million of Common Stock. Red Eagle's assets included interests in approximately 370 producing wells located primarily in the Okeene Field of Oklahoma's Anadarko Basin. Subsequently, the Company acquired additional interests in over 100 Red Eagle wells for $3.9 million.

     Eastern Petroleum Company. In January 1996, the Company acquired proved oil and gas reserves and 40 miles of gas gathering lines in Ohio for $13.7 million. In the second quarter of 1996, the Company initiated a program extending purchase offers to other interest owners in these properties. Through September 30, 1996, interests in 61 wells had been purchased for approximately $100,000.

     Transfuel Interests. In September 1995, the Company acquired proved oil and gas reserves, 1,100 miles of gas gathering lines and 175,000 undeveloped acres in Ohio, Pennsylvania and New York from Transfuel, Inc. for $21.0 million.

     Parker & Parsley Interests. In August 1995, the Company purchased proved oil and gas reserves, 300 miles of gas gathering lines and 16,400 undeveloped acres in Pennsylvania and West Virginia from Parker & Parsley Petroleum Company for $20.2 million.

SIGNIFICANT PROPERTIES

     At December 31, 1996, on a pro forma basis, 98% of the Company's reserves were located in the Midcontinent, Appalachian and Gulf Coast regions. At December 31, 1996, the Company's properties included, on a pro forma basis, working interests in 7,280 gross (5,586 net) productive oil and gas wells and royalty interests in 310 additional wells. The Company also held interests in 243,100 gross (166,700 net) undeveloped acres on a pro forma basis at December 31, 1996. The following table sets forth summary information with respect to the Company's estimated proved oil and gas reserves on a pro forma basis at December 31, 1996.

                                     PRESENT VALUE
                               --------------------------     OIL &     NATURAL      NATURAL
                                   AMOUNT                     NGLS        GAS       GAS EQUIV.
                               (IN THOUSANDS)       %        (MBBLS)     (MMCF)      (MMCFE)
                               --------------    --------    -------    --------    ----------
Midcontinent Region
  Permian Basin..............     $218,201          22%       12,468      54,833      129,642
  Val Verde Basin............      208,613          21            34     126,579      126,783
  Anadarko Basin.............      125,143          13         1,964      71,065       82,851
  San Juan Basin.............       43,845           5         3,082      16,836       35,326
                                  --------         ---       -------    --------     --------
          Subtotal...........      595,802          61        17,548     269,313      374,602
Appalachian Region...........      201,215          21         1,189     181,325      188,456
Gulf Coast Region............      160,353          16         4,179      46,403       71,477
Other........................       16,293           2         1,489         559        9,495
                                  --------         ---       -------    --------     --------
          Total..............     $973,663         100%       24,405     497,600      644,030
                                  ========         ===       =======    ========     ========

MIDCONTINENT REGION

     The Company's Midcontinent properties are situated in the Permian Basin of west Texas, the Val Verde Basin of west Texas, the Anadarko Basin of western Oklahoma and the Texas panhandle and the San Juan Basin of New Mexico. Reserves in these basins represent 61% of total Present Value. Midcontinent proved reserves total 375 Bcfe, of which approximately 57% are developed. On an Mcfe basis, 72% of the reserves are natural gas. Combined net daily production from these properties currently averages 3,300 barrels of oil and 52 Mmcf of natural gas. At December 31, 1996, the Midcontinent properties had an inventory of 674 proven development projects.

     Permian Basin. The Permian Basin properties contain 130 Bcfe of proved reserves, or 22% of total Present Value. Net daily production currently averages 2,500 barrels of oil and 9 Mmcf of gas. Producing wells total 842 (617 net), of which the Company operates 88% on a Present Value basis. Major producing properties include the Sterling area and the Big Lake area. The Sterling area properties produce gas from Canyon/Cisco sub-marine sand deposits at 4,000 to 8,000 feet and oil from Silurian Fussleman carbonates. The Sterling area properties are complemented by a 25,000 Mcf/d gas plant, which processes gas from the Company's operated properties, as well as gas produced by third parties. The Big Lake area properties produce primarily oil from approximately 2,500 feet in various sequences of the San Andres/Grayburg formations. At December 31, 1996, the Permian Basin properties contained 85 proven recompletions and 129 development drilling locations.

     Val Verde Basin. The Val Verde Basin properties contain 127 Bcfe of proved reserves, or 21% of total Present Value. From 205 gross wells (163 net), the Company currently produces 27 Mmcf/d of natural gas. The Company operates 89% of the wells on a Present Value basis. Production is from 15 different deltaic Canyon/Cisco sandstones with complex stratigraphic traps at depths ranging from 2,600 to 6,000 feet. On a Present Value basis, the Oakridge and Francis Hill Fields contribute 91% of the Val Verde Basin reserves. At December 31, 1996, the Company had an inventory of 76 proven recompletions and 134 development drilling locations.

     Anadarko Basin. The Anadarko Basin properties contain 83 Bcfe of proved reserves, or 13% of total Present Value. The 431 gross wells (345 net), of which 65% are operated by the Company on a Present Value basis. Net daily production averages 440 barrels of oil and 14 Mmcf of natural gas. Over 250 operated wells in the Okeene Field account for 55% of the reserves on a Present Value basis. The Anadarko Basin wells produce from a variety of sands and carbonates in both structural and stratigraphic traps in the Hunton, Red Fork and Morrow formations at depths ranging from 6,000 to 12,000 feet. At December 31, 1996, 117 proven recompletions and 86 development drilling locations had been identified with respect to the Anadarko Basin properties.

     San Juan Basin. The San Juan Basin properties contain 35 Bcfe of proved reserves, or 5% of total Present Value. The properties consist of 122 gross wells (116 net) located in the southeastern portion of the basin, all of which are Company operated. On an Mcfe basis, 52% of the reserves are oil and natural gas liquids. Current daily production averages 350 barrels of oil and natural gas liquids and 2 Mmcf of gas. Producing depths range from 2,000 to 8,000 feet in the tight blanket sands of the Gallup and Pictured Cliffs zones, as well as the Dakota formation. These properties have an inventory of 18 proven recompletions and 29 development drilling locations.

APPALACHIAN REGION

     The Appalachian properties contain 188 Bcfe of proved reserves, or 21% of total Present Value. The reserves are attributable to 5,326 gross wells (4,417 net wells) located in Pennsylvania, Ohio, West Virginia and New York. The Company operates 94% of these wells. The reserves, which on an Mcfe basis are 96% natural gas, produce principally from the Medina, Clinton and Rose Run formations at depths ranging from 2,500 to 7,000 feet. Net daily production currently totals 400 barrels of oil and 32 Mmcf of gas. After initial flush production, these properties are characterized by gradual decline rates. Gas production is transported through 1,900 miles of Company owned gas gathering systems and is sold primarily to utilities and industrial end-users.

GULF COAST REGION

     The Gulf Coast region consists of onshore properties located in the East Texas Basin and in South Texas, as well as offshore properties located in the Gulf of Mexico. Reserves in these areas represent 16% of the Company's total Present Value. Gulf Coast properties contain 71 Bcfe of proved reserves, of which approximately 63% are developed. On an Mcfe basis, 65% of the reserves are natural gas. Current net daily production from these properties averages 1,800 barrels of oil and 21 Mmcf of natural gas. At December 31, 1996, the Gulf Coast properties were estimated to contain 126 proven development projects.

     South Texas/Gulf of Mexico. The South Texas/Gulf of Mexico properties contain 54 Bcfe of proved reserves, or 13% of total Present Value. On an Mcfe basis, gas makes up 79% of the reserves. Current net daily production from the South Texas/Gulf of Mexico properties totals 1,200 barrels of oil and 21 Mmcf of gas. Onshore South Texas, these fields range in location from Brooks County in deep South Texas to Galveston County, near Houston. Significant fields include Hagist Ranch, Alta Mesa, Riverside, Keeran/Welder and Moses Bayou. These fields produce from the Wilcox, Frio, Yegua, Vicksburg and Miocene at depths ranging from 1,000 to 10,000 feet. In total, the onshore fields include 179 gross wells (153 net), of which 92% are Company operated. The offshore properties in the Gulf of Mexico include seven platforms offshore Texas and Louisiana in water depths ranging from 50 to 220 feet. All 15 gross wells (4 net) are operated by experienced third parties. The Company's working interest in these wells ranges from 11% to 33%. The offshore properties produce from the Miocene and Pleistocene age formations, at depths ranging from 8,000 to 14,000 feet. With multiple producing horizons, untested formations and complex faulting, the South Texas/Gulf of Mexico properties contain substantial development and exploration potential, including the continued use of 3-D seismic technology. At December 31, 1996, these properties are estimated to contain 15 proven recompletions and 24 development drilling locations.

     East Texas Basin. The East Texas properties contain 18 Bcfe of proved reserves accounting for 3% of total Present Value. On an Mcfe basis, 79% of the reserves are oil. Gross wells total 126 (110 net), of which 74% are Company operated. Current net daily production averages 620 barrels of oil and 150 Mcf of gas. Production ranges from the shallow Carrizo section of the Wilcox formation at a depth of approximately 1,600 feet to the tight Cotton Valley Taylor blanket sands at approximately 12,000 feet. Approximately 79% of the Present Value of the East Texas properties is ascribed to 64 operated wells in the Laura LaVelle Field. At December 31, 1996, 64 proven recompletions and 23 development drilling locations had been identified in the East Texas properties.

OIL AND GAS RESERVES

     The following table sets forth estimated proved reserves for each year in the five-year period ended December 31, 1996 and pro forma for the Cometra Acquisition.

                                                                DECEMBER 31,                         PRO
                                            ----------------------------------------------------    FORMA
                                              1992       1993       1994       1995       1996       1996
                                            --------   --------   --------   --------   --------   --------
Natural gas (Mmcf)
  Developed...............................   13,171     38,373     97,251    174,958    207,601    311,350
  Undeveloped.............................    4,444     36,190     52,119     57,929     87,993    186,250
                                             ------    -------    -------    -------    -------    -------
          Total...........................   17,615     74,563    149,370    232,887    295,594    497,600
                                             ------    -------    -------    -------    -------    -------
Oil and NGLs (Mbbls)
  Developed...............................    1,643      3,344      6,431      8,880     10,703     15,298
  Undeveloped.............................      337      1,195      2,018      1,983      3,972      9,107
                                             ------    -------    -------    -------    -------    -------
          Total...........................    1,980      4,539      8,449     10,863     14,675     24,405
                                             ------    -------    -------    -------    -------    -------
Total equivalents (Mmcfe).................   29,495    101,797    200,064    298,065    383,644    644,030
                                             ======    =======    =======    =======    =======    =======

     In connection with the evaluation of its reserves, the Company has engaged the following independent petroleum consultants: Netherland, Sewell & Associates, Inc. (Cometra Properties), Wright & Company, Inc. (Appalachia), H.J. Gruy and Associates, Inc. (Midcontinent and Gulf Coast), Huddleston & Co., Inc. (Midcontinent) and Clay, Holt & Klammer (Appalachia). These engineers have been employed primarily based on geographic expertise as well as their history in engineering certain of the acquired properties. At December 31, 1996, approximately 95% of the proved reserves set forth above were evaluated by independent petroleum consultants, while the remainder were evaluated by the Company's engineering staff. All estimates of oil and gas reserves are subject to significant uncertainty. See "Risk Factors -- Uncertainty of Estimates of Reserves and Future Net Revenues."

     The following table sets forth on a pro forma basis at December 31, 1996 the estimated future net cash flow from and the present value of the proved reserves. Future net cash flow represents future gross cash flow from the production and sale of proved reserves, net of production costs (including production taxes, ad valorem taxes and operating expenses) and future development costs. Such calculations, which are prepared in accordance with the Statement of Financial Accounting Standards No. 69 "Disclosures about Oil and Gas Producing Activities" are based on constant cost and price factors. Average product prices at December 31, 1996 were $23.58 per barrel of oil and $3.54 per Mcf of gas and pro forma average product prices at December 31, 1996 were $23.23 per barrel of oil and $3.99 per Mcf of gas. These prices were substantially higher than historical prices used by the Company to calculate Present Value in recent years. A decline in prices relative to year end 1996 would cause a substantial decline in Present Value. For example, a $0.10 decline in gas prices, holding all other variables constant, would decrease Present Value by 1.9% or $18.7 million and a $1.00 decline in oil and NGL prices world decrease Present Value by 1.7% or $16.6 million. Furthermore, there can be no assurance that the proved reserves will be developed within the periods indicated and it is likely that actual prices received in the future will vary from those used in deriving this information. There are numerous uncertainties inherent in estimating reserves and related information and different reservoir engineers often arrive at different estimates for the same properties.

                                              DEVELOPED      UNDEVELOPED        TOTAL
                                              ----------    --------------    ----------
                                                            (IN THOUSANDS)
Estimated future net cash flow..............  $1,138,704       $652,064       $1,790,768
Present Value...............................     658,121        315,541          973,663
Standardized Measure........................         N/A            N/A          665,035

PRODUCING WELLS

     The following table sets forth certain information relating to productive wells at December 31, 1996 on a pro forma basis. The Company owns royalty interests in an additional 310 wells. Wells are classified as oil or gas according to their predominant production stream.

                                                                             AVERAGE
                                                           GROSS     NET     WORKING
                                                           WELLS    WELLS    INTEREST
                                                           -----    -----    --------
Oil......................................................  1,510      816       54%
Natural gas..............................................  5,770    4,770       83%
                                                           -----    -----       ---
     Total...............................................  7,280    5,586       77%
                                                           =====    =====       ===

ACREAGE

     The following table sets forth the developed and undeveloped gross and net acreage held at December 31, 1996 on a pro forma basis.

                                                                             AVERAGE
                                                                             WORKING
                                                        GROSS       NET      INTEREST
                                                       -------    -------    --------
Developed............................................  659,619    461,999       70%
Undeveloped..........................................  243,088    166,725       69%
                                                       -------    -------       ---
     Total...........................................  902,707    628,724       70%
                                                       =======    =======       ===

DRILLING RESULTS

     The following table summarizes actual drilling activities for the three years ended December 31, 1996. The drilling results below do not reflect the Cometra Acquisition (or any other acquisitions).

                                                          YEAR ENDED DECEMBER 31,
                                             --------------------------------------------------
                                                  1994              1995              1996
                                             --------------    --------------    --------------
                                             GROSS     NET     GROSS     NET     GROSS     NET
                                             -----    -----    -----    -----    -----    -----
     Exploratory wells:
       Productive........................      3.0      0.1      5.0      0.4      7.0      3.4
       Dry...............................      6.0      1.5      2.0      0.2      4.0      1.1
     Development wells:
       Productive........................     61.0     56.3     53.0     38.8     49.0     45.2
       Dry...............................      1.0      0.3      2.0      0.2      3.0      2.2
                                             -----    -----    -----    -----    -----    -----
          Total..........................     71.0     58.2     62.0     39.6     63.0     51.9
                                             =====    =====    =====    =====    =====    =====

POSSIBLE DISPOSITION OF NON-STRATEGIC ASSETS

     In the ordinary course of its business, the Company regularly considers transactions involving the disposition of non-strategic oil and gas assets. Negotiations are currently in progress with respect to the possible disposition of assets having a historical cost of approximately $5.0 million. Such assets would be exchanged for approximately 20% of the common stock of a small publicly traded company. The properties being considered for disposition are located primarily outside the Company's core operating areas, with the largest portion located in the state of Utah. There can be no assurance that any transaction will be effected.

GAS GATHERING AND PROCESSING

     The Company's natural gas gathering and processing assets are primarily comprised of (i) its Sterling system, which consists of 265 miles of gas gathering pipelines and a gas processing plant in the Sterling area of the Permian Basin, and (ii) over 1,900 miles of gas gathering pipelines in Appalachia. The Sterling plant is a refrigerated turbo-expander cryogenic gas plant that was placed in service in early 1995. The plant, designed for approximately 25,000 Mcf/d, is currently operating at 87% of capacity. The Company estimates that the plant's capacity can be increased to 35,000 Mcf/d for approximately $4.0 million in additional capital expenditures.

     The Appalachian gas gathering systems serve to transport a majority of the Company's Appalachian gas production as well as third party gas to major trunklines and directly to industrial end-users. This affords the Company considerable control and flexibility in marketing its Appalachian production. Third parties who transport their gas through the systems are charged a gathering fee ranging from $0.20 to $0.32 per Mcf.

OIL AND GAS MARKETING

     In order to handle more efficiently the sale of its natural gas, the Company began to market its own gas production in 1993. On a pro forma basis, the Company is currently marketing 173 Mmcf/d for its own account as well as additional volumes for third party producers. The Company's gas production is sold primarily to utilities and directly to industrial users.

     The Company has managed the impact of potential price declines by developing a balanced portfolio of fixed price and market sensitive contracts and commodity hedging. On a pro forma basis, approximately 47% of average gas production at December 31, 1996 was sold subject to fixed price sales contracts. These fixed price contracts are at prices ranging from $2.15 to $3.70 per Mcf. The fixed price contracts with terms of less than one year, between one and five years and greater than five years constitute approximately 31%, 65% and 4%, respectively, of the volume sold under fixed price contracts.

     From time to time, the Company enters into oil and natural gas price hedges to reduce its exposure to commodity price fluctuations. At December 31, 1996, approximately 12% on an Mcfe basis of the Company's monthly production for the period January 1997 to April 1997 was hedged under such arrangements. No production after this period was hedged. In the future, the Company may hedge a larger percentage of its production.

     Approximately 30% of the Company's pro forma December 1996 gas production on an Mcfe basis was attributable to Appalachia. Gas production in Appalachia has historically received a higher price, due to its proximity to the northeastern gas markets.

     The Company's oil production is sold at the well site at posted field prices tied to the spot oil markets. Oil purchasers are selected on the basis of price and service.

     As part of the Cometra Acquisition, the Company acquired a gas contract, which expires June 30, 2000, with a major Texas gas utility company representing 17% of the Company's pro forma December 1996 production on an Mcfe basis. The price paid pursuant to the contract was $3.70 per Mcf at December 31, 1996 (65% higher than average 1996 natural gas prices received by the Company) and escalates at $0.05 per Mcf per annum. No other purchaser of the Company's oil or gas during 1996 exceeded 10% of the Company's total revenues.

FACILITIES

     The Company owns a 24,000 square foot facility located on approximately seven acres near Hartville, Ohio. The facility houses certain operating and administrative personnel. The Company leases approximately 33,000 square feet in Fort Worth and Oklahoma City under standard office lease arrangements that expire at various times through March 2004. All facilities are adequate to meet the Company's existing needs and can be expanded with minimal expense.

     The Company owns various rolling stock and other equipment which is used in its field operations. Such equipment is believed to be in good repair and, while such equipment is important to its operations, it can be readily replaced as necessary.

EMPLOYEES

     As of March 5, 1997, the Company had approximately 300 full-time employees, of whom approximately 190 were field personnel. None are covered by a collective bargaining agreement and management believes that its relationship with its employees is good.

LEGAL PROCEEDINGS

     The Company is involved in various legal actions and claims arising in the ordinary course of business. In the opinion of management, such litigation and claims will be resolved without a material adverse effect on the Company's financial position.

     The Company recently received notice from two parties, each of whom claims that it is entitled to fees from the Company based upon a Yemen oil concession that they claim Red Eagle Resources Corporation received in August 1992, which was prior to the acquisition of Red Eagle by the Company. Based upon the Company's examination of the available documentation relevant to such claims, the Company believes that the claims are without merit because the claimed oil concession was never obtained in Yemen. The Company has requested further documentation from the two parties with respect to their claims but no such documentation has yet been provided. The claims are for approximately $4.0 million in the aggregate (including the value of approximately 70,000 shares of Common Stock that would be required to be issued if the oil concession had been obtained). To date, no proceedings have been commenced with respect to either of these claims.

                                   MANAGEMENT

     The current executive officers and Directors of the Company are listed below, together with a description of their experience and certain other information. Each of the Directors was re-elected for a one-year term at the Company's 1996 annual meeting of stockholders. Executive officers are appointed by the Board of Directors.

                                           HELD
             NAME                AGE   OFFICE SINCE                POSITION WITH COMPANY
             ----                ---   ------------                ---------------------
Thomas J. Edelman                46        1988       Chairman and Chairman of the Board
John H. Pinkerton                42        1988       President, Chief Executive Officer and Director
Robert E. Aikman                 65        1990       Director
Anthony V. Dub                   47        1995       Director
Allen Finkelson                  50        1994       Director
Ben A. Guill                     46        1995       Director
C. Rand Michaels                 59        1976       Vice Chairman and Director
Jeffery A. Bynum                 42        1985       Vice President-Land
Steven L. Grose                  48        1980       Vice President-Appalachia Region
Chad L. Stephens                 41        1990       Vice President-Midcontinent Region
Thomas W. Stoelk                 41        1994       Vice President-Finance and
                                                      Chief Financial Officer
Danny W. Sowell                  46        1996       Vice President-Gas Management
John R. Frank                    41        1990       Controller
Geoffrey T. Doke                 30        1996       Treasurer

     Thomas J. Edelman holds the office of Chairman and is Chairman of the Board of Directors. Mr. Edelman joined the Company in 1988 and served as its Chief Executive Officer until 1992. From 1981 to February 1997, Mr. Edelman served as a director and President of Snyder Oil Corporation ("SOCO"), an independent, publicly traded oil and gas company. Mr. Edelman currently serves as an employee of SOCO. In 1996, Mr. Edelman was appointed Chairman, President and Chief Executive Officer of Patina Oil & Gas Corporation, a publicly traded affiliate of SOCO. Prior to 1981, Mr. Edelman was a Vice President of The First Boston Corporation. From 1975 through 1980, Mr. Edelman was with Lehman Brothers Kuhn Loeb Incorporated. Mr. Edelman received his Bachelor of Arts Degree from Princeton University and his Masters Degree in Finance from Harvard University's Graduate School of Business Administration. Mr. Edelman is also a director of Petroleum Heat & Power Co., Inc., a Connecticut-based fuel oil distributor, Star Gas Corporation, a private company, which is the general partner of Star Gas Partners, L.P., a publicly-traded master limited partnership, which distributes propane gas.

     John H. Pinkerton, President, Chief Executive Officer and a Director, joined the Company in 1988. He was appointed President in 1990 and Chief Executive Officer in 1992. Previously, Mr. Pinkerton was a Senior Vice President-Acquisitions of SOCO. Prior to joining SOCO in 1980, Mr. Pinkerton was with Arthur Andersen & Co. Mr. Pinkerton received his Bachelor of Arts Degree in Business Administration from Texas Christian University and his Master of Arts Degree in Business Administration from the University of Texas. Mr. Pinkerton is also director of North Coast Energy, Inc. ("North Coast"), an exploration and production company in which Lomak acquired an approximately 50% interest in 1996.

     Robert E. Aikman, a Director, joined the Company in 1990. Mr. Aikman has more than 40 years experience in petroleum and natural gas exploration and production throughout the United States and Canada. From 1984 to 1994 he was Chairman of the Board of Energy Resources Corporation. From 1979 through 1984, he was the President and principal shareholder of Aikman Petroleum, Inc. From 1971 to 1977, he was President of Dorchester Exploration Inc. and from 1971 to 1980, he was a Director and a member of the Executive Committee of Dorchester Gas Corporation. Mr. Aikman is also Chairman of Provident Trade Company, President of EROG, Inc., and President of The Hawthorne Company, an entity which organizes joint ventures and provides advisory services for the acquisition of oil and gas properties, including the financial restructuring, reorganization and sale of companies. He was President of Enertec Corporation which was reorganized under Chapter 11 of the Bankruptcy Code in December 1994. In addition, Mr. Aikman is a director of the Panhandle Producers and Royalty Owners Association and a member of the Independent

Petroleum Association of America, Texas Independent Producers and Royalty Owners Association and American Association of Petroleum Landmen. Mr. Aikman graduated from the University of Oklahoma in 1952.

     Anthony V. Dub was elected to serve as a Director of the Company in 1995. Mr. Dub is Managing Director-Senior Advisor of Credit Suisse First Boston, an international investment banking firm with headquarters in New York City. Mr. Dub joined Credit Suisse First Boston in 1971 and was named a Managing Director in 1981. Mr. Dub received his Bachelor of Arts Degree from Princeton University in 1971.

     Allen Finkelson was appointed a Director in 1994. Mr. Finkelson has been a partner at Cravath, Swaine & Moore since 1977, with the exception of the period from September 1983 through August 1985, when he was a managing director of Lehman Brothers Kuhn Loeb Incorporated. Mr. Finkelson was first employed by Cravath, Swaine & Moore as an associate in 1971. Mr. Finkelson received his Bachelor of Arts Degree from St. Lawrence University and his Doctor of Laws Degree from Columbia University School of Law.

     Ben A. Guill was elected to serve as a Director of the Company in 1995. Mr. Guill is a Partner and Managing Director of Simmons & Company International, an investment banking firm located in Houston, Texas focused exclusively on the oil service and equipment industry. Mr. Guill has been with Simmons & Company since 1980. Prior to joining Simmons & Company, Mr. Guill was with Blyth Eastman Dillon & Company from 1978 to 1980. Mr. Guill received his Bachelor of Arts Degree from Princeton University and his Masters Degree in Finance from the Wharton Graduate School of Business at the University of Pennsylvania.

     C. Rand Michaels, who holds the office of Vice Chairman and is a Director, served as President and Chief Executive Officer of the Company from 1976 through 1988 and Chairman of the Board from 1984 through 1988, when he became Vice Chairman. Mr. Michaels received his Bachelor of Science Degree from Auburn University and his Master of Business Administration Degree from the University of Denver. Mr. Michaels is also a director of American Business Computers Corporation of Akron, Ohio, a public company serving the beverage dispensing and fast food industries, and North Coast.

     Jeffery A. Bynum, Vice President-Land and Secretary, joined the Company in 1985. Previously, Mr. Bynum was employed by Crystal Oil Company and Kinnebrew Energy Group of Shreveport, Louisiana. Mr. Bynum holds a Professional Certification with American Association of Petroleum Landmen and attended Louisiana State University in Baton Rouge, Louisiana and Centenary College in Shreveport, Louisiana.

     Steven L. Grose, Vice President-Appalachia Region, joined the Company in 1980. Previously, Mr. Grose was employed by Halliburton Services, Inc. as a Field Engineer from 1971 until 1974. In 1974, he was promoted to District Engineer and in 1978, was named Assistant District Superintendent based in Pennsylvania. Mr. Grose is a member of the Society of Petroleum Engineers and a trustee of The Ohio Oil and Gas Association. Mr. Grose received his Bachelor of Science Degree in Petroleum Engineering from Marietta College. Mr. Grose is also a director of North Coast.

     Chad L. Stephens, Vice President-Midcontinent Region, joined the Company in 1990. Previously, Mr. Stephens was a landman with Duer Wagner & Co., an independent oil and gas producer, since 1988. Prior thereto, Mr. Stephens was an independent oil operator in Midland, Texas for four years. From 1979 to 1984, Mr. Stephens was a landman for Cities Service Company and HNG Oil Company. Mr. Stephens received his Bachelor of Arts Degree in Finance and Land Management from the University of Texas.

     Thomas W. Stoelk, Vice President-Finance and Chief Financial Officer, joined the Company in 1994. Mr. Stoelk is a Certified Public Accountant and was a Senior Manager with Ernst & Young LLP. Prior to rejoining Ernst & Young LLP in 1986 he was with Partners Petroleum, Inc. Mr. Stoelk received his Bachelor of Science Degree in Industrial Administration from Iowa State University.

     Danny M. Sowell, Vice President-Gas Management, joined the Company in 1996. Previously, Mr. Sowell was Chief Executive Officer and President of Jay Gas Marketing, which Lomak acquired May 1, 1996. Prior to founding Jay Gas, Mr. Sowell was Director of Marketing for a subsidiary of Oklahoma Gas & Electric

Company. Mr. Sowell received his Master and Bachelor of Science Degrees in Mathematics from Lamar University.

     John R. Frank, Controller and Chief Accounting Officer, joined the Company in 1990. From 1989 until he joined Lomak in 1990, Mr. Frank was Vice President Finance of Appalachian Exploration, Inc. Prior thereto, he held the positions of Internal Auditor and Treasurer with Appalachian Exploration, Inc. beginning in 1977. Mr. Frank received his Bachelor of Arts Degree in Accounting and Management from Walsh College and attended graduate studies at the University of Akron.

     Geoffrey T. Doke, Treasurer, joined the Company in 1991. He was appointed Treasurer in 1996. Previously, Mr. Doke served in the accounting department of Edisto Resources Corporation. Mr. Doke received his Bachelor of Business Administration Degree in Finance and International Business from Baylor University and his Master of Business Administration Degree from Case Western Reserve University.

            PRINCIPAL STOCKHOLDERS AND SHARE OWNERSHIP OF MANAGEMENT

     The following table sets forth certain information regarding (i) the share ownership of the Company by each person known to the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) the share ownership of the Company by each Director, (iii) the share ownership of the Company by certain executive officers and (iv) the share ownership of the Company by all Directors and executive officers as a group, in each case as of March 5, 1997 and on a pro forma basis giving effect to the Offerings. The business address of each officer and Director listed below is: c/o Lomak Petroleum, Inc., 500 Throckmorton Street, Fort Worth, Texas 76102.

                                                          ACTUAL                         PRO FORMA
                                               -----------------------------   -----------------------------
                                               NUMBER OF SHARES                NUMBER OF SHARES
                                                 BENEFICIALLY     PERCENTAGE     BENEFICIALLY     PERCENTAGE
                                                    OWNED          OF CLASS         OWNED          OF CLASS
                                               ----------------   ----------   ----------------   ----------
Thomas J. Edelman.............................      979,541(1)       5.98%          979,541(1)       4.80%
John H. Pinkerton.............................      494,093(2)       3.01%          494,093(2)       2.42%
C. Rand Michaels..............................      301,598(3)       1.85%          301,598(3)       1.49%
Robert E. Aikman..............................       83,776(4)       0.52%           83,776(4)       0.41%
Anthony V. Dub................................       64,165(5)       0.39%           64,165(5)       0.32%
Allen Finkelson...............................        6,000(6)       0.04%            6,000(6)       0.03%
Ben A. Guill..................................       52,400(7)       0.32%           52,400(7)       0.26%
Chad L. Stephens..............................      126,651(8)       0.78%          126,651(8)       0.62%
Thomas W. Stoelk..............................       33,500(9)       0.21%           33,500(9)       0.17%
All Directors and executive officers as a
  group (14 persons)..........................    2,394,666(10)     14.16%        2,394,666(10)     11.45%
Public Employees Retirement System of Ohio
  (11)........................................    1,350,000          8.31%        1,350,000          6.67%
Cometra Energy, L.P. (12) ....................    1,410,106          8.68%        1,410,106          6.97%

---------------

 (1) Includes 145,000 shares which may be purchased under currently exercisable stock options or options that are exercisable within 60 days; 113,333 shares held under IRA, KEOGH and pension plan accounts; 29,916 shares owned by Mr. Edelman's spouse; and 91,200 shares owned by Mr. Edelman's minor children, to which Mr. Edelman disclaims beneficial ownership.

 (2) Includes 171,667 shares which may be purchased under currently exercisable stock options or options that are exercisable within 60 days; 115,899 shares held under IRA and pension plan accounts; 1,572 shares owned by Mr. Pinkerton's minor children; and 743 shares owned by Mr. Pinkerton's spouse, to which Mr. Pinkerton disclaims beneficial ownership.

 (3) Includes 60,666 shares which may be purchased under currently exercisable stock options or options that are exercisable within 60 days; 1,804 shares held under the IRA account; 107,011 shares owned by Mr. Michael's spouse; and 19,460 shares owned by Mr. Michael's minor children, to which Mr. Michaels disclaims beneficial ownership.

 (4) Includes 21,000 shares which may be purchased under currently exercisable stock options or options that are exercisable within 60 days; 7,566 shares owned by Mr. Aikman's spouse; and 10,010 shares owned by Mr. Aikman's minor children, to which Mr. Aikman disclaims beneficial ownership.

 (5) Includes 2,400 shares which may be purchased under currently exercisable stock options or options that are exercisable within 60 days.

 (6) Includes 6,000 shares which may be purchased under currently exercisable stock options or options that are exercisable within 60 days.

 (7) Includes 2,400 shares which may be purchased under currently exercisable stock options or options that are exercisable within 60 days.

 (8) Includes 61,167 shares which may be purchased under currently exercisable stock options or options that are exercisable within 60 days; 10,000 shares owned by Mr. Stephens' spouse; and 3,879 shares owned by Mr. Stephens' minor children, to which Mr. Stephens disclaims beneficial ownership.

 (9) Includes 32,500 shares which may be purchased under currently exercisable stock options or options that are exercisable within 60 days.

(10) Includes 667,349 shares which may be purchased under currently exercisable stock options or options that are exercisable within 60 days.

(11) Such stockholder's address is 227 East Town Street, Columbus, Ohio 43215.

(12) Such stockholder's address is 500 Throckmorton, Suite 2500, Fort Worth, Texas 76102.

                 DESCRIPTION OF CAPITAL STOCK AND INDEBTEDNESS

     The authorized capital stock of the Company consists of (i) 4,000,000 shares of serial preferred stock, $1.00 par value and (ii) 35,000,000 shares of Common Stock, $.01 par value. As of March 5, 1997, the Company had outstanding 16,244,451 shares of Common Stock and 1,150,000 shares of $2.03 Convertible Preferred Stock.

COMMON STOCK

     Holders of Common Stock are entitled to receive dividends if, when and as declared by the Board of Directors of the Company out of funds legally available therefor (however, the Indenture for the Notes and the Credit Agreement contain certain restrictions on the payment of cash dividends. If there is any arrearage in the payment of dividends on any preferred stock, the Company may not pay dividends upon, repurchase or redeem shares of its Common Stock. All shares of Common Stock have equal voting rights on the basis of one vote per share on all matters to be voted upon by stockholders. Cumulative voting for the election of directors is not permitted. Shares of Common Stock have no preemptive, conversion, sinking fund or redemption provisions and are not liable for further call or assessment. Each share of Common Stock is entitled to share on a pro rata basis in any assets available for distribution to the holders of the Common Stock upon liquidation of the Company after satisfaction of any liquidation preference on any series of the Company's preferred stock. All outstanding shares of Common Stock have been, and all shares offered in the Common Stock Offering will be when issued, validly issued, fully paid and nonassessable.

OPTIONS

     The Company's stock option plan, which is administered by the Compensation Committee, provides for the granting of options to purchase shares of Common Stock to key employees and certain other persons who are not employees for advice or other assistance or services to the Company. The plan permits the granting of options to acquire up to 2,000,000 shares of Common Stock subject to a limitation of 10% of the outstanding Common Stock on a fully diluted basis. At March 5, 1997, a total of 1,216,032 options had been granted under the plan of which options to purchase 503,632 shares were exercisable at that date. The options outstanding at March 5, 1997 were granted at an exercise price of $3.38 to $13.88 per share. The exercise price of all such options was equal to the fair market value of the Common Stock on the date of grant. All were options granted for a term of five years, with 30% of the options becoming exercisable after one year, an additional 30% becoming exercisable after two years and the remaining options becoming exercisable after three years.

WARRANTS

     Warrants to acquire 20,000 shares of Common Stock at a price of $12.88 per share were outstanding at March 5, 1997. These warrants expire in May 1999. The warrants were issued in a private placement not registered under the Securities Act, and the shares of Common Stock underlying such warrants have not been registered under the Securities Act. In connection with the issuance of the warrants, the warrant holder was granted certain registration rights.

PREFERRED STOCK

     The Board of Directors of the Company, without action by stockholders, is authorized to issue shares of serial preferred stock in one or more series and, within certain limitations, to determine the voting rights (including the right to vote as a series on particular matters), preferences as to dividends and the liquidation, conversion, redemption and other rights of each such series. The Board of Directors could issue a series with rights more favorable with respect to dividends, liquidation and voting than those held by the holders of its Common Stock. At March 5, 1997, 1,150,000 shares of Preferred Stock were outstanding, designated as $2.03 Convertible Preferred Stock.

     The $2.03 Convertible Preferred Stock bears an annual dividend rate of $2.03 payable quarterly. If dividends have not been paid on the $2.03 Convertible Preferred Stock, the Company cannot redeem or pay dividends on shares of stock ranking junior to the $2.03 Convertible Preferred Stock. No new serial preferred stock can be created with rights superior to those of the $2.03 Convertible Preferred Stock, as to dividends and liquidation rights, without the approval of the holders of a majority of the $2.03 Convertible Preferred Stock. In addition, the holders of the $2.03 Convertible Preferred Stock are entitled to one vote for each share owned. Additionally, if dividends remain unpaid for six full quarterly periods, or if any future class of preferred stockholders is entitled to elect members of the Board of Directors based on actual missed and unpaid dividends, the number of members of the Board of Directors will be increased to such number as may be necessary to entitle the holders of the $2.03 Convertible Preferred Stock and such other future preferred stockholders, voting as a single class, to elect one-third of the members of the Board of Directors. The $2.03 Convertible Preferred Stock has liquidation rights of $25 per share. The Company may exchange the $2.03 Convertible Preferred Stock for an aggregate of $28,750,000 principal amount of its 8.125% Convertible Subordinated Notes due December 31, 2005. Each share of $2.03 Convertible Preferred Stock is convertible into Common Stock at a conversion price of $9.50 per share, subject to adjustment under certain circumstances. The conversion price will be reduced for a limited period (but to not less than $5.21) if a change in control or fundamental change in the Company occurs at a time that the market price of the Common Stock is less than the conversion price. The Company may redeem the $2.03 Convertible Preferred Stock at any time after November 1, 1998, at redemption prices declining from $26.50 to $25.00 per share, plus cumulative unpaid dividends.

6% CONVERTIBLE SUBORDINATED DEBENTURES

     On December 27, 1996, the Company sold $55,000,000 aggregate principal amount of 6% Convertible Subordinated Debentures in a private offering not registered under the Securities Act. The 6% Convertible Subordinated Debentures are convertible at any time prior to maturity, unless previously redeemed or repurchased, into shares of Common Stock, at a conversion price of $19.25 per share, subject to adjustment under certain circumstances. The 6% Convertible Subordinated Debentures are unsecured and subordinate to all senior and senior subordinated indebtedness and do not restrict the incurrence of additional indebtedness by the Company or any of its subsidiaries. The 6% Convertible Subordinated Debentures will mature on February 1, 2007. The Company may redeem the 6% Convertible Subordinated Debentures, in whole or in part, on or after February 1, 2000, at certain redemption prices, plus accrued but unpaid interest at the date fixed for redemption. Upon certain changes of control of the Company, the Company is required to offer to repurchase each holder's 6% Convertible Subordinated Debentures at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase.

     Pursuant to a Registration Rights Agreement between the Company and the initial purchasers of the 6% Convertible Subordinated Debentures, the Company has agreed to file a shelf registration statement (the "Shelf Registration Statement") relating to the resale of the 6% Convertible Subordinated Debentures and the shares of Common Stock issuable upon conversion of the 6% Convertible Subordinated Debentures. The Company will use its reasonable best efforts to maintain the effectiveness of the Shelf Registration Statement until the third anniversary of the issuance of the 6% Convertible Subordinated Debentures, except that it shall be permitted to suspend the use of the Shelf Registration Statement during certain periods under certain circumstances. If the Company fails to meet certain of its obligations under the Shelf Registration Statement, then a supplemental payment will be made to the holders of the 6% Convertible Subordinated Debentures or shares of Common Stock actually issued upon conversion of the 6% Convertible Subordinated Debentures. During the first 90 days of such a default, the supplemental payment will be $0.05 per week per $1,000 principal amount of the 6% Convertible Subordinated Debentures and $0.0005 per week per share of such Common Stock. The amount of such supplemental payment will increase over time if the default continues, subject to a maximum supplemental payment of $0.20 per week per $1,000 principal amount of 6% Convertible Subordinated Debentures and $0.002 per week per share of Common Stock.

CREDIT AGREEMENT

     In connection with the financing of the Cometra Acquisition, the Company and its subsidiaries expanded the existing credit facility with the bank lenders. The Credit Agreement permits the Company to obtain revolving credit loans and to issue letters of credit for the account of the Company from time to time in an aggregate amount not to exceed $400 million (of which not more than $150 million may be represented by letters of credit). The Borrowing Base, which is initially $400 million under the expanded facility, will be reduced to $300 million on the earlier of August 13, 1997 or the consummation of the Offerings, unless otherwise agreed by the lenders. The Borrowing Base is subject to semi-annual determination and certain other redeterminations based upon a variety of factors, including the discounted present value of estimated future net cash flow from oil and gas production.

     The Company will be required to make a mandatory prepayment of all amounts outstanding under the Credit Agreement in excess of $300 million on the earlier of August 13, 1997 or the consummation of the Offerings. At the Company's option, loans may be prepaid, and revolving credit commitments may be reduced, in whole or in part at any time in certain minimum amounts. The Credit Agreement matures in February 2002.

     The obligations of the Company under the Credit Agreement are unconditionally and irrevocably guaranteed by the Bank Guarantors. In addition, the Credit Agreement is secured by first priority security interests in (i) existing mortgaged oil and gas properties of the Company and the Cometra Properties, (ii) all accounts receivable, inventory and intangibles of the Company and the Bank Guarantors, and (iii) all of the capital stock of the Company's direct or indirect subsidiaries. Substantially all of the assets of the Company will be pledged as collateral if, on May 15, 1997, the Borrowing Base and amounts outstanding under the Credit Agreement have not been reduced to $325 million. Such security interests will be released upon the (i) reduction of the amounts outstanding under the Credit Agreement to $325 million (or the then determined Borrowing Base) and (ii) issuance of $65 million of Common Stock and/or the sale of Company assets in excess of the Borrowing Base value attributable to such assets as agreed by the lenders (the "Trigger Event").

     At the Company's option, the applicable interest rate per annum is either the Eurodollar loan rate plus a margin ranging from 0.625% to 1.125% or the Alternate Base Rate (as defined) plus a margin ranging from 0% to 0.25%. The Alternate Base Rate is the higher of (a) the administrative agent bank's prime rate and (b) the federal funds effective rate plus 0.5%. Until the occurrence of the Trigger Event, the interest rate margins will be increased by 50 basis points prior to March 31, 1997 and 100 basis points thereafter.

     Immediately following the Cometra Acquisition, approximately $392.3 million was outstanding (including $134 million of then outstanding letters of credit to secure the promissory note issued to Cometra as part of the purchase price in the Cometra Acquisition) under the Credit Agreement. Upon consummation of the Offerings, approximately $204.5 million will be outstanding under the Credit Agreement. Furthermore, if the over-allotment option applicable to the Common Stock Offering is exercised for at least 56,000 shares of Common Stock, then the Trigger Event will occur upon exercise of the over-allotment option. If the over-allotment option is not exercised, then the Company will need to sell an additional $900,000 of Company assets in excess of the applicable Borrowing Base value in order for the Trigger Event to occur.

     The Credit Agreement includes various covenants that require, among other things, that the Company (i) maintain a minimum consolidated tangible net worth of at least $100 million plus 90% of the net proceeds from the Common Stock Offering and 50% of the net proceeds from any subsequent equity offering; (ii) maintain a ratio of EBITDA to consolidated interest expense on total debt for each period of four consecutive fiscal quarters of at least 2.5 to 1.0; and
(iii) not make restricted payments (defined as dividends, distributions or guarantees to third parties or the retirement, repurchase or prepayment prior to the scheduled maturity of its subordinated debt) in an aggregate amount in any one fiscal year in excess of $5 million plus 50% of the net proceeds from equity offerings subsequent to the Common Stock Offering and 50% of the Company's consolidated net income earned after January 1, 1997. In addition, the Credit Agreement restricts the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness or amend other debt instruments, create liens on assets, make investments or acquisitions, engage in mergers or consolidations, make capital expenditures or engage in certain transactions with affiliates.

                                  UNDERWRITING

     Subject to the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, the Underwriters named below, for whom Morgan Stanley & Co. Incorporated, PaineWebber Incorporated, Smith Barney Inc., A.G. Edwards & Sons, Inc. and McDonald & Company Securities, Inc. are serving as Representatives, have severally agreed to purchase, and the Company has agreed to sell to the Underwriters, an aggregate of 4,000,000 shares of Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                            NAME                             NUMBER OF SHARES
                            ----                             ----------------
Morgan Stanley & Co. Incorporated ..........................      660,000
PaineWebber Incorporated....................................      660,000
Smith Barney Inc. ..........................................      660,000
A.G. Edwards & Sons, Inc. ..................................      660,000
McDonald & Company Securities, Inc. ........................      660,000
Bear, Stearns & Co. Inc. ...................................       70,000
Dean Witter Reynolds Inc. ..................................       70,000
Donald & Co., Securities Inc. ..............................       70,000
Forum Capital Markets L.P. .................................       70,000
Hanifen, Imhoff Inc. .......................................       70,000
Jefferies & Company, Inc. ..................................       70,000
Morgan Keegan & Company, Inc. ..............................       70,000
Oppenheimer & Co., Inc. ....................................       70,000
Petrie Parkman & Co. .......................................       70,000
Rauscher Pierce Refsnes, Inc. ..............................       70,000
                                                                ---------
          Total.............................................    4,000,000
                                                                =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are taken.

     The Underwriters propose to offer part of the shares directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price which represents a concession not in excess of $0.48 per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess on $0.10 per share to certain other dealers.

     Pursuant to the Underwriting Agreement, the Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 600,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the Common Stock Offering. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered hereby.

     In order to facilitate the Common Stock Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot in connection with the Common Stock Offering, creating a short position in the Common Stock for their own account. In addition, to cover overallotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in the Common Stock Offering, if the syndicate repurchases previously distributed

Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company, each of its directors, certain of its officers and certain other stockholders of the Company have agreed with the Underwriters not to sell, offer to sell, grant any option for the sale of or otherwise dispose of any shares of or enter into any agreement to sell Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated for the Underwriters, except that the Company may issue shares of Common Stock and options to purchase Common Stock under its existing stock purchase and stock option plans or upon conversion or exercise of currently outstanding convertible securities and warrants. Cometra has agreed with the Company not to sell or otherwise dispose of the 1,410,106 shares it received pursuant to the Cometra Acquisition until 45 days after the date of this Prospectus.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters with respect to the valid issuance, due authorization, full payment and nonassessability of the Common Stock offered hereby will be passed upon for the Company by Vinson & Elkins L.L.P., 2300 First City Tower, Houston, Texas 77002-6760, and for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), 425 Lexington Avenue, New York, New York 10017-3909.

                                    EXPERTS

     The Consolidated Financial Statements of the Company, as of December 31, 1995 and 1996 and for the three years then ended, included and incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto included and incorporated by reference in this Prospectus in reliance upon the authority of said firm as experts in giving said reports.

     The statements of revenues and direct operating expenses of the American Cometra Interests (referred to herein as the Cometra Properties) for the years ended December 31, 1994, 1995 and 1996, included in the Registration Statement have been audited by Coopers & Lybrand L.L.P., independent accountants, and are included herein in reliance upon the authority of that firm as experts in accounting and auditing.

     The financial statements of the Bannon Interests as of December 31, 1995 and for the year then ended, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     Certain information with respect to the gas and oil reserves of the Company derived from the respective reports of Netherland, Sewell & Associates, Inc., Wright & Company, Inc., H. J. Gruy and Associates, Inc., Huddleston & Co., Inc. and Clay, Holt & Klammer, each of which is a firm of independent petroleum consultants, has been included and incorporated herein and elsewhere in the Registration Statement in reliance upon the authority of said firm as experts with respect to the matters contained in their respective reports.

                                    GLOSSARY

The terms defined in this glossary are used throughout this Prospectus.

Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

Bcf.  One billion cubic feet.

Bcfe. One billion cubic feet of natural gas equivalents, based on a ratio of 6 Mcf for each barrel of oil, which reflects the relative energy content.

Development well. A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

Dry hole. A well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or gas well.

Exploratory well. A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

Infill well. A well drilled between known producing wells to better exploit the reservoir.

Mbbl.  One thousand barrels of crude oil or other liquid hydrocarbons.

Mcf.  One thousand cubic feet.

Mcfe. One thousand cubic feet of natural gas equivalents, based on a ratio of 6 Mcf for each barrel of oil, which reflects the relative energy content.

Mmbbl.  One million barrels of crude oil or other liquid hydrocarbons.

MmBtu. One million British thermal units. One British thermal unit is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

Mmcf.  One million cubic feet.

Mmcfe.  One million cubic feet of natural gas equivalents.

Net acres or net wells. The sum of the fractional working interests owned in gross acres or gross wells.

Net oil and gas sales. Oil and natural gas sales less oil and natural gas production expenses.

Present Value. The pre-tax present value, discounted at 10%, of future net cash flows from estimated proved reserves, calculated holding prices and costs constant at amounts in effect on the date of the report (unless such prices or costs are subject to change pursuant to contractual provisions) and otherwise in accordance with the Commission's rules for inclusion of oil and gas reserve information in financial statements filed with the Commission.

Productive well. A well that is producing oil or gas or that is capable of production.

Proved developed non-producing reserves. Reserves that consist of (i) proved reserves from wells which have been completed and tested but are not producing due to lack of market or minor completion problems which are expected to be corrected and (ii) provided reserves currently behind the pipe in existing wells and which are expected to be productive due to both the well log characteristics and analogous production in the immediate vicinity of the wells.

Proved developed producing reserves. Proved reserves that can be expected to be recovered from currently producing zones under the continuation of present operating methods.

Proved developed reserves. Proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved reserves. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved undeveloped reserves. Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Recompletion. The completion for production of an existing wellbore in another formation from that in which the well has previously been completed.

Royalty interest. An interest in an oil and gas property entitling the owner to a share of oil and natural gas production free of costs of production.

Standardized Measure. The present value, discounted at 10%, of future net cash flows from estimated proved reserves after income taxes calculated holding prices and costs constant at amounts in effect on the date of the report (unless such prices or costs are subject to change pursuant to contractual provisions) and otherwise in accordance with the Commission's rules for inclusion of oil and gas reserve information in financial statements filed with the Commission.

Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                              NUMBER
                                                              ------
LOMAK PETROLEUM, INC. CONSOLIDATED FINANCIAL STATEMENTS:
  Report of Independent Public Accountants..................    F-2
  Consolidated balance sheets at December 31, 1995 and
     1996...................................................    F-3
  Consolidated statements of income for the years ended
     December 31, 1994, 1995 and 1996.......................    F-4
  Consolidated statements of stockholders' equity for the
     years ended December 31, 1994, 1995 and 1996...........    F-5
  Consolidated statements of cash flows for the years ended
     December 31, 1994, 1995 and 1996.......................    F-6
  Notes to consolidated financial statements................    F-7

COMETRA INTERESTS FINANCIAL STATEMENTS:
  Report of Independent Accountants.........................   F-21
  Statement of revenues and direct operating expenses for
     the years ended December 31, 1994, 1995 and 1996.......   F-22
  Notes to the statement of revenues and direct operating
     expenses...............................................   F-23

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
     Lomak Petroleum, Inc.

     We have audited the accompanying consolidated balance sheets of Lomak Petroleum, Inc. (a Delaware corporation) as of December 31, 1995 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lomak Petroleum, Inc. as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Cleveland, Ohio,
February 14, 1997

                             LOMAK PETROLEUM, INC.

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1995         1996
                                                              --------     --------
ASSETS
Current assets:
  Cash and equivalents......................................  $  3,047     $  8,625
  Accounts receivable.......................................    14,109       18,121
  Marketable securities.....................................       953        7,658
  Inventory and other.......................................     1,114          799
                                                              --------     --------
                                                                19,223       35,203
                                                              --------     --------
Oil and gas properties, successful efforts method...........   210,073      282,519
  Accumulated depletion.....................................   (33,371)     (53,102)
                                                              --------     --------
                                                               176,702      229,417
                                                              --------     --------
Gas transportation and field service assets.................    23,167       21,139
  Accumulated depreciation..................................    (4,304)      (4,997)
                                                              --------     --------
                                                                18,863       16,142
                                                              --------     --------
Other.......................................................        --        1,785
                                                              --------     --------
                                                              $214,788     $282,547
                                                              ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  9,084     $ 14,433
  Accrued liabilities.......................................     3,761        4,603
  Accrued payroll and benefit costs.........................     1,762        3,245
  Current portion of debt (Note 4)..........................        53           26
                                                              --------     --------
                                                                14,660       22,307
                                                              --------     --------
Long-term debt (Note 4).....................................    83,035      116,780

Deferred taxes (Note 10)....................................    17,726       25,931

Commitments and contingencies (Note 6)......................

Stockholders' equity (Notes 7 and 8)
  Preferred stock, $1 par, 2,000,000 shares authorized,
     7 1/2% convertible preferred, 200,000 issued
     (liquidation preference $5,000,000)....................       200           --
     $2.03 convertible preferred, 1,150,000 issued
     (liquidation preference $28,750,000)...................     1,150        1,150
  Common stock, $.01 par, 20,000,000 shares authorized,
     13,322,738 and 14,750,537 issued.......................       133          148
  Capital in excess of par value............................   101,773      110,248
  Retained earnings (deficit)...............................    (4,013)       5,291
  Unrealized gain on marketable securities..................       124          692
                                                              --------     --------
                                                                99,367      117,529
                                                              --------     --------
                                                              $214,788     $282,547
                                                              ========     ========

                            See accompanying notes.

                             LOMAK PETROLEUM, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1994       1995       1996
                                                              -------    -------    -------
Revenues
  Oil and gas sales.........................................  $24,461    $37,417    $68,054
  Field services............................................    7,667     10,097     14,223
  Gas transportation and marketing..........................    2,195      3,284      5,575
  Interest and other........................................      471      1,317      3,386
                                                              -------    -------    -------
                                                               34,794     52,115     91,238
                                                              -------    -------    -------
Expenses
  Direct operating..........................................   10,019     14,930     24,456
  Field services............................................    5,778      6,469     10,443
  Gas transportation and marketing..........................      490        849      1,674
  Exploration...............................................      359        512      1,460
  General and administrative................................    2,478      2,736      3,966
  Interest..................................................    2,807      5,584      7,487
  Depletion, depreciation and amortization..................   10,105     14,863     22,303
                                                              -------    -------    -------
                                                               32,036     45,943     71,789
                                                              -------    -------    -------
Income before taxes.........................................    2,758      6,172     19,449
Income taxes
  Current...................................................       21         86        729
  Deferred..................................................      118      1,696      6,105
                                                              -------    -------    -------
                                                                  139      1,782      6,834
                                                              -------    -------    -------
Net income..................................................  $ 2,619    $ 4,390    $12,615
                                                              =======    =======    =======
Earnings per common share...................................  $  0.25    $  0.31    $  0.69
                                                              =======    =======    =======
Weighted average shares outstanding.........................    9,051     11,841     14,812
                                                              =======    =======    =======

                            See accompanying notes.

                             LOMAK PETROLEUM, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                     PREFERRED STOCK      COMMON STOCK
                                     ----------------    ---------------    CAPITAL IN    RETAINED
                                                PAR                 PAR     EXCESS OF     EARNINGS
                                     SHARES    VALUE     SHARES    VALUE    PAR VALUE     (DEFICIT)
                                     ------    ------    ------    -----    ----------    ---------
Balance, December 31, 1993.........    200     $  200     8,309    $ 83      $ 41,768      $ (9,788)
  Preferred dividends..............     --         --        --      --            --          (375)
  Common issued....................     --         --     1,504      15         9,220            --
  Common repurchased...............     --         --       (59)     (1)         (493)           --
  Net income.......................     --         --        --      --            --         2,619
                                     -----     ------    ------    ----      --------      --------
Balance, December 31, 1994.........    200        200     9,754      97        50,495        (7,544)
  Preferred dividends..............     --         --        --      --            --          (731)
  Common dividends.................     --         --        --      --            --          (128)
  Common issued....................     --         --     3,609      36        24,953            --
  Common repurchased...............     --         --       (40)     --          (332)           --
  $2.03 preferred issued...........  1,150      1,150        --      --        26,657            --
  Net income.......................     --         --        --      --            --         4,390
                                     -----     ------    ------    ----      --------      --------
Balance, December 31, 1995.........  1,350      1,350    13,323     133       101,773        (4,013)
  Preferred dividends..............     --         --        --      --            --        (2,454)
  Common dividends.................     --         --        --      --            --          (857)
  Common issued....................     --         --       887       9         8,687            --
  Common repurchased...............     --         --       (36)     --          (406)           --
  Conversion of 7 1/2% preferred...   (200)      (200)      577       6           194            --
  Net income.......................     --         --        --      --            --        12,615
                                     -----     ------    ------    ----      --------      --------
Balance, December 31, 1996.........  1,150     $1,150    14,751    $148      $110,248      $  5,291
                                     =====     ======    ======    ====      ========      ========

                            See accompanying notes.

                             LOMAK PETROLEUM, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1994        1995        1996
                                                             --------    --------    --------
Cash flows from operations:
  Net income...............................................  $  2,619    $  4,390    $ 12,615
  Adjustments to reconcile net income to net cash provided
     by operations:
     Depletion, depreciation and amortization..............    10,105      14,863      22,303
     Deferred income taxes.................................       118       1,335       6,105
     Changes in working capital net of effects of purchases
       of businesses:
       Accounts receivable.................................     3,106      (5,247)       (494)
       Marketable securities...............................      (534)       (296)     (5,264)
       Inventory and other.................................       (45)        278         137
       Accounts payable....................................    (2,126)        663       5,385
       Accrued liabilities and payroll and benefit costs...    (1,531)      1,778         781
     Gain on sale of assets and other......................      (471)     (1,203)     (3,123)
                                                             --------    --------    --------
Net cash provided by operations............................    11,241      16,561      38,445
Cash flows from investing:
  Acquisition of businesses, net of cash...................    (9,399)         --     (13,950)
  Oil and gas properties...................................   (22,251)    (69,992)    (59,137)
  Additions to property and equipment......................      (813)     (9,102)     (1,250)
  Proceeds on sale of assets...............................     2,927       2,981       4,671
                                                             --------    --------    --------
Net cash used in investing.................................   (29,536)    (76,113)    (69,666)
Cash flows from financing:
  Proceeds from indebtedness...............................    22,235      21,304      85,201
  Repayments of indebtedness...............................    (1,024)       (808)    (53,268)
  Preferred stock dividends................................      (375)       (731)     (2,454)
  Common stock dividends...................................        --        (128)       (857)
  Proceeds from Common stock issuance......................       830      10,590       8,315
  Repurchase of Common stock...............................      (493)       (332)       (138)
  Proceeds from Preferred stock issuance...................        --      27,807          --
                                                             --------    --------    --------
Net cash provided by financing.............................    21,173      57,702      36,799
                                                             --------    --------    --------
Change in cash.............................................     2,878      (1,850)      5,578
Cash and equivalents at beginning of period................     2,019       4,897       3,047
                                                             --------    --------    --------
Cash and equivalents at end of period......................  $  4,897    $  3,047    $  8,625
                                                             ========    ========    ========
Supplemental disclosures of non-cash investing and
  financing activities:
  Purchase of businesses, oil and gas property and
     equipment financed with common stock..................  $  7,694    $ 14,299    $     --
  Conversion of 10% Convertible Subordinated Notes.........       464          --          --
  Common stock issued in connection with benefit plans.....       228         100         381

                            See accompanying notes.

                             LOMAK PETROLEUM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  ORGANIZATION AND NATURE OF BUSINESS

     Lomak Petroleum, Inc. ("Lomak" or the "Company") is an independent oil and gas company engaged in development, exploration and acquisition primarily in three core areas: the Midcontinent, Appalachia and the Gulf Coast. Historically, the Company has increased its reserves and production through acquisitions, development and exploration of its properties. Over the past six years, 62 acquisitions have been consummated at a total cost of $249 million and approximately $39 million has been expended on development and exploration activities. As a result, proved reserves and production have each grown during this period at compounded rates of 90% and 70% per annum, respectively. At December 31, 1996, proved reserves totaled 384 Bcfe, having a pre-tax present value at constant prices on that date of $492 million and a reserve life index of nearly 14 years.

     Effective January 1997, the Company acquired oil and gas properties from American Cometra, Inc. for a purchase price of $385 million, subject to adjustment. This transaction is more fully described in Note 15 Cometra Acquisition.

     Lomak's objective is to maximize shareholder value through growth in its reserves, production, cashflow and earnings through a balanced program of development drilling and acquisitions, as well as, to a growing extent, exploration effort. In order to effectively implement its operating strategy, the Company has concentrated its activities in selected geographic areas. In each core area, the Company has established separate acquisition, engineering, geological, operating and other technical expertise. The Company believes that this geographic focus provides it with a competitive advantage in sourcing and evaluating new business opportunities within these areas, as well as providing economies of scale in developing and operating its properties.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The accompanying financial statements include the accounts of the Company, all majority owned subsidiaries and its pro rata share of the assets, liabilities, income and expenses of certain oil and gas partnerships and joint ventures. Highly liquid temporary investments with an initial maturity of ninety days or less are considered cash equivalents.

  Oil and Gas Properties

     The Company follows the successful efforts method of accounting for oil and gas properties. Exploratory costs which result in the discovery of reserves and the cost of development wells are capitalized. Geological and geophysical costs, delay rentals and costs to drill unsuccessful exploratory wells are expensed. Depletion is provided on the unit-of-production method. Oil is converted to Mcfe at the rate of six Mcf per barrel. The depletion rates per Mcfe were $.74, $.73 and $.73 in 1994, 1995 and 1996, respectively. Approximately $4.3 million, $12.2 million and $22.8 million of oil and gas properties were not subject to amortization as of December 31, 1994, 1995 and 1996, respectively. These costs are assessed periodically to determine whether their value has been impaired, and if impairment is indicated, the excess costs are charged to expense.

     Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill. SFAS No. 121 requires a review for impairment whenever circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company would estimate future cash flows (undiscounted and without interest charges) expected to result from the use of an asset and its eventual disposition. Impairment is recognized only if the carrying amount of an asset is greater

                             LOMAK PETROLEUM, INC.

than its expected future cash flows. The amount of the impairment is based on the estimated fair value of the asset. The initial adoption of SFAS No. 121 had no impact on the Company.

  Gas Imbalances

     The Company uses the sales method to account for gas imbalances. Under the sales method, revenue is recognized based on cash received rather than the proportionate share of gas produced. Gas imbalances at year end 1996 and 1995 were not material.

  Gas Transportation and Field Services Assets

     The Company owns and operates approximately 1,900 miles of gas gathering lines in proximity to its principal gas properties. Depreciation is calculated on the straight-line method based on estimated useful lives ranging from four to fifteen years.

     The Company receives fees for providing field related services. These fees are recognized as earned. Depreciation on field service assets is calculated on the straight-line method based on estimated useful lives ranging from one to six years, except for buildings which are being depreciated over ten to fifteen year periods.

     During 1996 the majority of the Company's brine disposal and well servicing activities were based in Oklahoma. In December 1996, the Company sold its brine disposal and well servicing activities in Oklahoma for $2.7 million and recorded a gain on sale of approximately $1.2 million which is included in interest and other income. In 1994, the Company sold substantially all of its brine disposal and well servicing assets located in Appalachia for approximately $1.8 million.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Nature of Business

     The Company operates in an environment with many financial and operating risks, including, but not limited to, the ability to find or acquire additional economically recoverable oil and gas reserves, the inherent risks of the search for, development of and production of oil and gas, the ability to sell oil and gas at prices which will provide attractive rates of return, the highly competitive nature of the industry and worldwide economic conditions. The Company's ability to expand its reserve base and diversify its operations is also dependent upon the Company's ability to obtain the necessary capital through operating cash flow, borrowings or the issuance of additional equity.

  Marketable Securities

     The Company has adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under Statement No. 115, debt and marketable equity securities are required to be classified in one of three categories: trading, available-for-sale, or held to maturity. The Company's equity securities qualify under the provisions of Statement No. 115 as available-for-sale. Such securities are recorded at fair value, and unrealized holding gains and losses, net of the related tax effect, are reflected as a separate component of stockholders' equity. A decline in the market value of an available-for-sale security that is deemed other than temporary is charged to earnings and results in the establishment of a

                             LOMAK PETROLEUM, INC.

new cost basis for the security. Realized gains and losses are determined on the specific identification method and are reflected in income.

  Debt Issuance Costs

     Expenses associated with the issuance of the 6% Convertible Subordinated Debentures Due 2007 are included in Other Assets on the accompanying balance sheet and are being amortized on the interest method over the term of the debentures.

  Earnings per Common Share

     Net income per share is computed by subtracting preferred dividends from net income and dividing by the weighted average number of common and common equivalent shares outstanding. The calculation of fully diluted earnings per share assumes conversion of convertible securities when the result would be dilutive. Outstanding options and warrants are included in the computation of net income per common share when their effect is dilutive.

  Reclassifications

     Certain reclassifications have been made to prior period presentation to conform with current period classifications.

(3)  ACQUISITION AND DEVELOPMENT

     All of the Company's acquisitions have been accounted for as purchases. The purchase prices were allocated to the assets acquired based on the fair value of such assets and liabilities at the respective acquisition dates. The acquisitions were funded by working capital, advances under a revolving credit facility and the issuance of equity.

     During 1996, the Company acquired oil and gas properties, equipment and acreage from Bannon Energy, Incorporated for approximately $37.0 million and acquired Eastern Petroleum Company for approximately $13.7 million. The Bannon interests included 270 producing properties located in Texas, Oklahoma, New Mexico and Wyoming. Eastern Petroleum Company owned interests in oil and gas properties, equipment and acreage in Ohio.

     In 1995, the Company acquired oil and gas properties, equipment and acreage from Transfuel, Inc. for $21 million, which included cash and approximately $800,000 of Common Stock, and from Parker & Parsley Petroleum Company for $20.2 million. The Transfuel interests included developed and undeveloped properties in Ohio, Pennsylvania and New York. The Parker & Parsley interests included developed and undeveloped properties in Pennsylvania and Ohio.

     In 1994, the Company acquired Red Eagle Resources Corporation for $46.5 million. Included in this amount were 2.8 million shares of Common Stock valued at approximately $16.9 million issued to the acquired company's shareholders. Red Eagle's assets included 370 producing wells, equipment and acreage located primarily in the Okeene Field of Oklahoma's Anadarko Basin. In addition, the Company purchased Grand Banks Energy Company for $3.7 million and Gillring Oil Company for $11.5 million. Grand Bank's assets included interests in 182 producing properties located in west Texas and Gillring's assets included $5.2 million of working capital and interests in 106 producing properties located in south Texas.

                             LOMAK PETROLEUM, INC.

  Unaudited Pro Forma Financial Information

     The following table presents unaudited, pro forma operating results as if the transactions had occurred at the beginning of each period presented. The pro forma operating results include the following acquisitions, all of which were accounted for as purchase transactions; (i) the purchase of certain oil and gas properties from a subsidiary of Parker & Parsley Petroleum Company (ii) the purchase of certain oil and gas properties from Transfuel, Inc., (iii) the purchase of certain oil and gas properties from Bannon Energy Incorporated, (iv) the private placement of 1.15 million shares of Convertible Preferred Stock and the application of the net proceeds therefrom and (v) the private placement of
1.8 million shares of Common Stock and (vi) the private placement of $55 million of 6% Convertible Subordinated Debentures Due 2007 and the application of the net proceeds therefrom.

                                                         YEAR ENDED DECEMBER 31,
                                                         ------------------------
                                                            1995          1996
                                                         ----------    ----------
                                                         (IN THOUSANDS EXCEPT PER
                                                               SHARE DATA)
Revenues...............................................    $ 69,664      $ 92,823
Net income.............................................       6,808        12,481
Earnings per share.....................................        0.31          0.68
Total assets...........................................     252,442       282,547
Stockholders' equity...................................      99,367       117,529

     The pro forma operating results have been prepared for comparative purposes only. They do not purport to present actual operating results that would have been achieved had the acquisitions and financings been made at the beginning of each period presented or to necessarily be indicative of future results of operations.

(4)  INDEBTEDNESS

     The Company had the following debt outstanding as of the dates shown. Interest rates at December 31, 1996 are shown parenthetically:

                                                                 DECEMBER 31,
                                                              -------------------
                                                               1995        1996
                                                              -------    --------
                                                                (IN THOUSANDS)
Bank credit facility (6.7%).................................  $83,035    $ 61,355
6% Convertible Subordinated Debentures Due 2007.............       --      55,000
Other (5.9%-7.0%)...........................................       53         451
                                                              -------    --------
                                                               83,088     116,806
Less amounts due within one year............................       53          26
                                                              -------    --------
Long-term debt, net.........................................  $83,035    $116,780
                                                              =======    ========

     The Company maintains a $250 million revolving bank credit facility. The facility provides for a borrowing base which is subject to semi-annual redeterminations. At December 31, 1996, the borrowing base on the credit facility was $150 million. The facility bears interest at prime rate or LIBOR plus 0.75% to 1.25% depending upon the percentage of the borrowing base drawn. Interest is payable quarterly and the loan is payable in sixteen quarterly installments beginning February 1, 1999. A commitment fee of 3/8% of the undrawn balance is payable quarterly. It is the Company's policy to extend the term period of the credit facility annually.

     As described in Note 15, the revolving bank credit facility was amended and expanded in connection with the financing of the Cometra Acquisition (the "Amended Credit Facility"). The Amended Credit Facility is secured by first priority security interests in (i) existing mortgaged oil and gas properties of the Company,

                             LOMAK PETROLEUM, INC.

including the Cometra Properties, (ii) all accounts receivable, inventory and intangibles of the Company and the subsidiaries guaranteeing the Amended Credit Facility, and (iii) all of the capital stock of the Company's direct or indirect subsidiaries. Substantially all of the assets of the Company will be pledged as collateral if, on May 15, 1997, the Borrowing Base and amounts outstanding under the Amended Credit Facility have not been reduced to $325 million. Such security interests will be released upon the (i) reduction of the amounts outstanding under the Amended Credit Facility to $325 million (or the then determined Borrowing Base) and (ii) issuance of $75 million of Common Stock and/or the sale of Company assets in excess of the Borrowing Base value attributable to such assets as agreed by the lenders.

     The 6% Convertible Subordinated Debentures Due 2007 (the "Debentures") are convertible at the option of the holder at any time prior to maturity into shares of the Company's Common Stock, at a conversion price of $19.25 per share, subject to adjustment in certain events. Interest is payable semi-annually. The Debentures will mature in 2007 and are not redeemable prior to February 1, 2000. The Debentures are unsecured general obligations of the Company subordinated to all senior indebtedness, as defined.

     The debt agreements contain various covenants relating to net worth, working capital maintenance and financial ratio requirements. The Company is in compliance with these various covenants as of December 31, 1996. Interest paid during the years ended December 31, 1994, 1995 and 1996 totaled $2.8 million, $4.9 million and $7.5 million, respectively.

     Maturities of indebtedness as of December 31, 1996 were as follows (in thousands):

1997..............................................  $     26
1998..............................................       413
1999..............................................    15,354
2000..............................................    15,339
2001..............................................    15,339
Remainder.........................................    70,335
                                                    --------
                                                    $116,806
                                                    ========

(5)  FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

     The Company's financial instruments include cash and equivalents, accounts receivable, accounts payable, debt obligations, commodity and interest rate futures, options and swaps. The book value of cash and equivalents, accounts receivable and payable and short term debt are considered to be representative of fair value because of the short maturity of these instruments. The Company believes that the carrying value of its borrowings under its bank credit facility approximates their fair value as they bear interest at rates indexed to LIBOR. The Company's accounts receivable are concentrated in the oil and gas industry. The Company does not view such a concentration as an unusual credit risk. The Company has recorded an allowance for doubtful accounts of $306,000 and $450,000 at December 31, 1995 and 1996, respectively.

     A portion of the Company's crude oil and natural gas sales are periodically hedged against price risks through the use of futures, option or swap contracts. The gains and losses on these instruments are included in the valuation of the production being hedged in the contract month and are included as an adjustment to oil and gas revenue. The Company also manages interest rate risk on its credit facility through the use of interest rate swap agreements. Gains and losses on swap agreements are included as an adjustment to interest expense.

                             LOMAK PETROLEUM, INC.

     The following table sets forth the book value and estimated fair values of the Company's financial instruments:

                                             DECEMBER 31, 1995         DECEMBER 31, 1996
                                          -----------------------   -----------------------
                                                           (IN THOUSANDS)
                                          BOOK VALUE   FAIR VALUE   BOOK VALUE   FAIR VALUE
                                          ----------   ----------   ----------   ----------
Cash and equivalents....................   $  3,047     $  3,047    $   8,625    $   8,625
Marketable securities...................        829          953        6,966        7,658
Long-term debt..........................    (83,088)     (83,088)    (116,806)    (116,806)
Commodity swaps.........................         --           93           --       (1,051)
Interest rate swaps.....................         --          375           --           81

     At December 31, 1996, the Company had open contracts for oil and gas price swaps of 300,000 barrels and 155,000 Mcfs. The swap contracts are designed to set average prices ranging from $22.10 to $22.76 per barrel and $2.04 per Mcf. While these transactions have no carrying value, their fair value, represented by the estimated amount that would be required to terminate the contracts, was a net cost of approximately $1,051,000 at December 31, 1996. These contracts expire monthly through April 1997. The gains or losses on the Company's hedging transactions is determined as the difference between the contract price and the reference price, generally closing prices on the New York Mercantile Exchange. The resulting transaction gains and losses are determined monthly and are included in net income in the period the hedged production or inventory is sold. Net gains or (losses) relating to these derivatives for the years ended December 31, 1994, 1995 and 1996 approximated $-0-, $217,000 and $(724,000), respectively.

     Interest rate swap agreements, which are used by the Company in the management of interest rate exposure, are accounted for on the accrual basis. Income and expense resulting from these agreements are recorded in the same category as expense arising from the related liability. Amounts to be paid or received under interest rate swap agreements are recognized as an adjustment to expense in the periods in which they accrue. At December 31, 1996, the Company had $60 million of borrowings subject to three interest rate swap agreements at rates of 5.25%, 5.49% and 5.64% through July 1997, October 1997 and October 1998, respectively. The interest rate swaps may be extended at the counterparties' option for two years. The agreements require that the Company pay the counterparty interest at the above fixed swap rates and require the counterparties to pay the Company interest at the 30-day LIBOR rate. The closing 30-day LIBOR rate on December 31, 1996 was 5.53%. The fair value of the interest rate swap agreements at December 31, 1996, is based upon current quotes for equivalent agreements.

     These hedging activities are conducted with major financial or commodities trading institutions which management believes entail acceptable levels of market and credit risks. At times such risks may be concentrated with certain counterparties or groups of counterparties. The credit worthiness of counterparties is subject to continuing review and full performance is anticipated.

(6)  COMMITMENTS AND CONTINGENCIES

     The Company is involved in various other legal actions and claims arising in the ordinary course of business. In the opinion of management, such litigation and claims will be resolved without material adverse effect on the Company's financial position.

     The Company recently received notice from two parties, each of whom claims that it is entitled to fees from the Company based upon a Yemen oil concession that they claim Red Eagle Resources Corporation received in August 1992, which was prior to the acquisition of Red Eagle by the Company. Based upon the Company's examination of the available documentation relevant to such claims, the Company believes that the claims are without merit because the claimed oil concession was never obtained in Yemen. The Company has requested further documentation from the two parties with respect to their claims but no such

                             LOMAK PETROLEUM, INC.

documentation has yet been provided. The claims are for approximately $4.0 million in the aggregate (including the value of approximately 70,000 shares of Common Stock that would be required to be issued if the oil concession had been obtained). To date, no proceedings have been commenced with respect to either of these claims.

     The Company leases certain office space and equipment under cancelable and non-cancelable leases, most of which expire within 10 years and may be renewed by the Company. Rent expense under such arrangements totaled $202,000, $335,000 and $208,000 in 1994, 1995 and 1996, respectively. Future minimum rental commitments under non-cancelable leases are as follows (in thousands):

1997........................................................   $  270
1998........................................................      270
1999........................................................      233
2000........................................................      195
2001........................................................      210
2002 and thereafter.........................................      270
                                                               ------
                                                               $1,448
                                                               ======

(7)  EQUITY SECURITIES

     In 1993, $5,000,000 of 7 1/2% cumulative convertible exchangeable preferred stock (the "7 1/2% Preferred Stock") was privately placed. In April and May 1996, the Company exercised its option and converted the 7 1/2% Preferred Stock into 576,945 shares of Common Stock.

     In November 1995, the Company sold 1,150,000 shares of $2.03 convertible exchangeable preferred stock (the "$2.03 Preferred Stock") for $28.8 million. The $2.03 Preferred Stock is convertible into the Company's Common Stock at a conversion price of $9.50 per share, subject to adjustment in certain events. The $2.03 Preferred Stock is redeemable, at the option of the Company, at any time on or after November 1, 1998, at redemption prices beginning at 105%. At the option of the Company, the $2.03 Preferred Stock is exchangeable for the Company's 8 1/8% convertible subordinated notes due 2005. The notes would be subject to the same redemption and conversion terms as the $2.03 Preferred Stock.

     In December 1995, the Company privately placed 1.2 million shares of its Common Stock for $10.2 million to a state sponsored retirement plan. In April 1996, the Company privately placed 600,000 shares of its Common Stock to a limited number of institutional investors for approximately $6.9 million. Warrants to acquire 40,000 shares of common stock were exercised in October 1996. Additionally, warrants to acquire 20,000 shares of Common Stock at a price of $12.88 per share were outstanding at December 31, 1996 and will expire in May 1999.

                             LOMAK PETROLEUM, INC.

(8)  STOCK OPTION AND PURCHASE PLAN

     The Company maintains a Stock Option Plan which authorizes the grant of options on up to 2.0 million shares of Common Stock. However, no new options may be granted which would result in there being aggregate outstanding options exceeding 10% of the Company's common shares outstanding plus those shares issuable under convertible securities. Under the plan, incentive and non-qualified options may be issued to officers, key employees and consultants. The plan is administered by the Compensation Committee of the Board. All options issued under the plan vest 30% after one year, 60% after two years and 100% after three years. The following is a summary of stock option activity:

                                             NUMBER OF OPTIONS              EXERCISE
                                      --------------------------------     PRICE RANGE
                                       1994       1995         1996         PER SHARE
                                      -------    -------    ----------    -------------
Outstanding at beginning of year....  428,983    680,483       977,149    $ 3.38-$ 9.38
Granted.............................  298,500    342,000       378,500     10.50- 13.88
Canceled............................  (16,000)   (12,000)       (7,950)     7.00- 10.50
Exercised...........................  (31,000)   (33,334)     (115,250)     3.38-  8.25
                                      -------    -------    ----------    -------------
Outstanding at end of year..........  680,483    977,149     1,232,499    $ 3.38-$13.88
                                      =======    =======    ==========    =============

     In 1994, the stockholders approved the 1994 Outside Directors Stock Option Plan (the "Directors Plan"). Only Directors who are not employees of the Company are eligible under the Directors Plan. The Directors Plan covers a maximum of 200,000 shares. At December 31, 1996, 76,000 options were outstanding under the Directors Plan of which 16,800 were exercisable as of that date. The exercise price of the options ranges from $7.75 to $13.88 per share.

     In 1994, the stockholders approved the 1994 Stock Purchase Plan (the "1994 Plan") which authorizes the sale of up to 500,000 shares of Common Stock to officers, directors, key employees and consultants. Under the Plan, the right to purchase shares at prices ranging from 50% to 85% of market value may be granted. The Company had a 1989 Stock Purchase Plan (the "1989 Plan") which was identical to the 1994 Plan except that it covered 333,333 shares. Upon adoption of the 1994 Plan, the 1989 Plan was terminated. The plans are administered by the Compensation Committee of the Board. During the year ended December 31, 1996, the Company sold 100,000 unregistered shares of Common Stock to officers and outside directors for an aggregate amount of approximately $966,000.

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's two stock option plans been determined based on the fair value at the grant date for awards in 1995 and 1996 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced in the pro forma amounts indicated below:

                                                                1995        1996
                                                              --------    ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
Net earnings--as reported...................................    $4,390      $12,615
Earnings per share--as reported.............................    $ 0.31      $  0.69
Net earnings--pro forma.....................................    $4,081      $11,996
Earnings per share--pro forma...............................    $ 0.28      $  0.64

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants: dividend yield of 1%; expected volatility of 38%; risk-free interest rate of 6%; and expected lives of 4 years.

                             LOMAK PETROLEUM, INC.

(9)  BENEFIT PLAN

     The Company maintains a 401(k) Plan for the benefit of its employees. The Plan permits employees to make contributions on a pre-tax salary reduction basis. The Company makes discretionary contributions to the Plan. Company contributions for 1994, 1995 and 1996 were $226,000, $346,000 and $548,000, respectively. The Company has no other employee benefit plans.

(10)  INCOME TAXES

     Federal income tax expense was $139,000, $1.8 million and $6.8 million for the years 1994, 1995 and 1996, respectively. The current portion of the income tax provision represents alternative minimum tax currently payable. A reconciliation between the statutory federal income tax rate and the Company's effective federal income tax rate is as follows:

                                                        1994       1995        1996
                                                       -------    -------    --------
Statutory tax rate.................................         34%        34%         34%
Realization of valuation allowance.................        (29)        (5)         --
Other..............................................         --         --           1
                                                       -------    -------    --------
Effective tax rate.................................          5%        29%         35%
                                                       =======    =======    ========
Income taxes paid..................................    $47,500    $60,000    $590,000
                                                       =======    =======    ========

     The Company follows FASB Statement No. 109, "Accounting for Income Taxes." Under Statement 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     Significant components of the Company's deferred tax liabilities and assets are as follows (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1995       1996
                                                              -------    -------
Deferred tax liabilities:
  Depreciation..............................................  $29,130    $31,726
                                                              =======    =======
Deferred tax assets:
  Net operating loss carryforwards..........................    6,193      2,625
  Percentage depletion carryforward.........................    4,388      2,589
  AMT credits and other.....................................      863        621
                                                              -------    -------
  Total deferred tax assets.................................   11,444      5,835
Valuation allowance for deferred tax assets.................      (40)       (40)
                                                              -------    -------
Net deferred tax assets.....................................  $11,404    $ 5,795
                                                              =======    =======
Net deferred tax liabilities................................  $17,726    $25,931
                                                              =======    =======

     Due to uncertainty as to the company's ability to realize the tax benefit, a valuation allowance was established for the full amount of the net deferred tax assets. In 1995, income taxes were reduced from the statutory rate of 34% by approximately $0.3 million through realization of a portion of the valuation allowance, resulting in $40,000 of the allowance remaining at each of December 31, 1995 and 1996.

     The Company has entered into several business combinations accounted for as purchases. In connection with these transactions, deferred tax assets and liabilities of $7.7 million and $23.8 million, respectively, were

                             LOMAK PETROLEUM, INC.

recorded. In 1996 the Company acquired Eastern Petroleum Company in a taxable business combination accounted for as a purchase. A net deferred tax liability of $2.1 million was recorded in the transaction.

     As a result of the Company's issuance of equity and convertible debt securities, it experienced a change in control during 1988 as defined by Section 382 of the Internal Revenue Code. The change in control placed limitations to the utilization of net operating loss carryovers. At December 31, 1996, the Company had available for federal income tax reporting purposes net operating loss carryovers of approximately $7.5 million which are subject to annual limitations as to their utilization and otherwise expire between 1997 and 2010, if unused. The Company has alternative minimum tax net operating loss carryovers of $6.6 million which are subject to annual limitations as to their utilization and otherwise expire from 1997 to 2009 if unused. The Company has statutory depletion carryover of approximately $3.2 million and an alternative minimum tax credit carryover of approximately $500,000. The statutory depletion carryover and alternative minimum tax credit carryover are not subject to limitation or expiration.

(11)  MAJOR CUSTOMERS

     The Company markets its oil and gas production on a competitive basis. The type of contract under which gas production is sold varies but can generally be grouped into three categories: (a) life-of-the-well; (b) long-term (1 year or longer); and (c) short-term contracts which may have a primary term of one year, but which are cancelable at either party's discretion in 30-120 days. Approximately 60% of the Company's gas production is currently sold under market sensitive contracts which do not contain floor price provisions. For the year ended December 31, 1996, no one customer accounted for more than 10% of the Company's total oil and gas revenues. Management believes that the loss of any one customer would not have a material adverse effect on the operations of the Company. Oil is sold on a basis such that the purchaser can be changed on 30 days notice. The price received is generally equal to a posted price set by the major purchasers in the area. The Company sells to oil purchasers on a basis of price and service.

(12)  OIL AND GAS ACTIVITIES

     The following summarizes selected information with respect to oil and gas producing activities:

                                                         YEAR ENDED DECEMBER 31,
                                                     --------------------------------
                                                       1994        1995        1996
                                                     --------    --------    --------
                                                              (IN THOUSANDS)
Oil and gas properties:
  Subject to amortization..........................  $129,082    $197,826    $259,681
  Not subject to amortization......................     4,291      12,247      22,838
                                                     --------    --------    --------
          Total....................................   133,373     210,073     282,519
  Accumulated depletion amortization...............   (20,409)    (33,371)    (53,102)
                                                     --------    --------    --------
          Net oil and gas properties...............  $112,964    $176,702    $229,417
                                                     ========    ========    ========
Costs incurred:
  Acquisition......................................  $ 59,501    $ 69,244    $ 63,579
  Development......................................     9,518       9,968      12,536
  Exploration......................................       192         216       2,025
                                                     --------    --------    --------
          Total costs incurred.....................  $ 69,211    $ 79,428    $ 78,140
                                                     ========    ========    ========

(13)  RELATED PARTY TRANSACTIONS

     Mr. Edelman, Chairman of the Company, is also a shareholder of Snyder Oil Corporation ("SOCO"), and, until February 1996 was an executive officer of SOCO. At December 31, 1996, Mr. Edelman owned 5.7%

                             LOMAK PETROLEUM, INC.

of the Company's Common Stock. In 1995, the Company acquired SOCO's interest in certain wells located in Appalachia for $4 million. The price was determined based on arms-length negotiations through a third-party broker retained by SOCO. Subsequent to the transaction, the Company and SOCO no longer held interests in any of the same properties.

     During 1995, the Company incurred fees of $145,000, to the Hawthorne Company in connection with acquisitions. Mr. Aikman, a director of the Company, is an executive officer and a principal owner of the Hawthorne Company. The fees were consistent with those paid by the Company to third parties for similar services.

(14)  UNAUDITED SUPPLEMENTAL RESERVE INFORMATION

     The Company's proved oil and gas reserves are located in the United States. Proved reserves are those quantities of crude oil and natural gas which, upon analysis of geological and engineering data, can with reasonable certainty be recovered in the future from known oil and gas reservoirs. Proved developed reserves are those proved reserves which can be expected to be recovered from existing wells with existing equipment and operating methods. Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage.

  Quantities of Proved Reserves

                                                              CRUDE OIL    NATURAL GAS
                                                              ---------    -----------
                                                               (BBLS)         (MCF)
                                                                   (IN THOUSANDS)
Balance, December 31, 1993..................................    4,539         74,563
  Revisions.................................................       15            630
  Extensions, discoveries and additions.....................       15          6,605
  Purchases.................................................    4,599         75,698
  Sales.....................................................      (79)        (1,130)
  Production................................................     (640)        (6,996)
                                                               ------        -------
Balance, December 31, 1994..................................    8,449        149,370
  Revisions.................................................      255         (3,513)
  Extensions, discoveries and additions.....................      475         10,076
  Purchases.................................................    2,618         90,575
  Sales.....................................................      (21)        (1,150)
  Production................................................     (913)       (12,471)
                                                               ------        -------
Balance, December 31, 1995..................................   10,863        232,887
  Revisions.................................................      280         (7,545)
  Extensions, discoveries and additions.....................      952         16,696
  Purchases.................................................    3,884         86,022
  Sales.....................................................     (236)       (11,235)
  Production................................................   (1,068)       (21,231)
                                                               ------        -------
Balance, December 31, 1996..................................   14,675        295,594
                                                               ======        =======
Proved developed reserves:
  December 31, 1994.........................................    6,430         97,251
                                                               ======        =======
  December 31, 1995.........................................    8,880        174,958
                                                               ======        =======
  December 31, 1996.........................................   10,703        207,601
                                                               ======        =======

                             LOMAK PETROLEUM, INC.

     The "Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves" (Standardized Measure) is a disclosure requirement under Statement of Financial Accounting Standards No. 69 "Disclosures about Oil and Gas Producing Activities". The Standardized Measure does not purport to present the fair market value of proved oil and gas reserves. This would require consideration of expected future economic and operating conditions, which are not taken into account in calculating the Standardized Measure.

     Future cash inflows were estimated by applying year end prices to the estimated future production less estimated future production costs based on year end costs. Future net cash inflows were discounted using a 10% annual discount rate to arrive at the Standardized Measure.

  Standardized Measure

                                                   FOR THE YEAR ENDED DECEMBER 31,
                                                --------------------------------------
                                                   1994          1995          1996
                                                -----------    ---------    ----------
                                                            (IN THOUSANDS)
Future cash inflows...........................  $   457,048    $ 729,566    $1,393,338
Future costs:
  Production..................................     (133,972)    (256,374)     (365,753)
  Development.................................      (52,102)     (60,554)      (86,192)
                                                -----------    ---------    ----------
Future net cash flows.........................      270,974      412,638       941,393
Income taxes..................................      (59,950)    (102,108)     (271,023)
                                                -----------    ---------    ----------
Total undiscounted future net cash flows......      211,024      310,530       670,370
10% discount factor...........................      (91,475)    (136,480)     (319,481)
                                                -----------    ---------    ----------
Standardized measure..........................  $   119,549    $ 174,050    $  350,889
                                                ===========    =========    ==========

  Changes in Standardized Measure

                                                   FOR THE YEAR ENDED DECEMBER 31,
                                                --------------------------------------
                                                   1994          1995          1996
                                                -----------    ---------    ----------
                                                            (IN THOUSANDS)
Standardized measure, beginning of year.......  $    53,751    $ 119,549    $  174,050
Revisions:
  Prices......................................        4,224       (4,100)      151,508
  Quantities..................................        2,240        2,267        (6,762)
  Estimated future development costs..........           --       (5,238)       (2,971)
  Accretion of discount.......................        6,512       15,054        22,924
  Income taxes................................      (19,624)     (24,200)      (86,095)
                                                -----------    ---------    ----------
     Net revisions............................       (6,648)     (16,217)       78,604
Purchases.....................................       84,836       87,741       125,871
Extensions, discoveries and additions.........        2,402        7,419        22,816
Production....................................      (14,442)     (22,487)      (43,598)
Sales.........................................         (350)      (1,955)       (6,854)
                                                -----------    ---------    ----------
Standardized measure, end of year.............  $   119,549    $ 174,050    $  350,889
                                                ===========    =========    ==========

                             LOMAK PETROLEUM, INC.

(15)  COMETRA ACQUISITION

     Effective January 1, 1997, the Company acquired oil and gas properties located in West Texas, South Texas and the Gulf of Mexico (the "Cometra Properties") from American Cometra, Inc. ("Cometra") for a purchase price of $385 million, subject to adjustment (the "Cometra Acquisition"). The Cometra Acquisition increases the Company's proforma proved reserves at December 31, 1996 by 68% to 644 Bcfe and increases its Present Value by 98% to $974 million. The Cometra Properties, located primarily in the Company's core operating areas, include 515 producing wells, and additional development and exploration potential on approximately 150,000 gross acres (90,000 net acres). In addition, the Cometra Properties include gas pipelines, a 25,000 Mcf/d gas processing plant and an above-market gas contract with a major Texas gas utility covering approximately 30% of the current production from the Cometra Properties.

     The Company will finance the cash portion of the purchase price with $221 million of borrowings through expansion of its bank credit facility (the "Amended Credit Facility") and the issuance to Cometra of a $134 million non-interest bearing promissory note due March 31, 1997, which is secured by a bank letter of credit. The promissory note will be repaid at maturity through borrowings under the Amended Credit Facility. The Amended Credit Facility will enable the Company to obtain revolving credit loans and issue letters of credit from time to time in an aggregate amount not to exceed $400 million initially. Availability under the Amended Credit Facility will be reduced to $300 million on the earlier of August 13, 1997 or the consummation of the Offerings, unless otherwise agreed to by the lenders.

     The Amended Credit Facility provides for a Borrowing Base which is subject to semi-annual determinations and certain other redeterminations. The Amended Credit Facility is secured by first priority security interests in (i) existing mortgaged oil and gas properties of the Company, including the Cometra Properties, (ii) all accounts receivable, inventory and intangibles of the Company and the Bank Guarantors, and (iii) all of the capital stock of the Company's direct or indirect subsidiaries. Substantially all assets of the Company will be pledged as collateral, if, on May 15, 1997 the Borrowing Base and amounts outstanding under the Credit Agreement have not been reduced to $325 million. Such security interests will be released upon the (i) reduction of the amount outstanding under the Amended Credit Facility to $325 million (or the then determined Borrowing Base) and (ii) issuance of $65 million of Common Stock and/or sale of Company assets in excess of the Borrowing Base value attributable to such assets as agreed by the Lenders (the "Trigger Event").

     The Amended Credit Facility bears interest at either the Alternate Base Rate (as defined) plus a margin ranging from 0% to 0.25% or the Eurodollar loan rate plus a margin ranging from 0.625% to 1.125%. Interest is payable quarterly and the Amended Credit Facility matures in February 2002.

     The Amended Credit Facility includes various covenants that require, among other things, that the Company (i) maintain a minimum consolidated tangible net worth of at least $100 million plus 90% of the net proceeds from the Common Stock offering described below and 50% of the net proceeds from any subsequent equity offering; (ii) maintain a ratio of EBITDA to consolidated interest expense on total debt for each period of four consecutive fiscal quarters of at least 2.5 to 1.0; and (iii) not make restricted payments (defined as dividends, distributions or guarantees to third parties or the retirement, repurchase or prepayment prior to the scheduled maturity of its subordinated debt) in an aggregate amount in any one fiscal year in excess of $5 million plus 50% of the net proceeds from equity offerings subsequent to the Common Stock offering described below and 50% of the Company's consolidated net income earned after January 1, 1997. In addition, the Amended Credit Facility will restrict the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness or amend other debt instruments, create liens on assets, make investments or acquisitions, engage in mergers or consolidations, make capital expenditures or engage in certain transactions with affiliates.

     In January 1997, the Company filed a registration statement with the Securities and Exchange Commission. As amended, the registration statement covers the sale of 4 million shares of Common Stock and $125 million aggregate principal amount of ten year senior subordinated notes. The proceeds from the

                             LOMAK PETROLEUM, INC.

offerings will be used to repay indebtedness from the Cometra Acquisition. The notes will be guaranteed by all of the subsidiaries of the Company and each guarantor is a wholly owned subsidiary of the Company. The guarantees are full, unconditional and joint and several, and separate financial statements of each guarantor are not presented because they are included in the consolidated financial statements of the Company and management has concluded that they provide no additional benefits.

  Unaudited Pro Forma Financial Information

     The following table presents unaudited pro forma operating results as if the Cometra Acquisition had occurred as of January 1, 1996. The pro forma operating results also include the following acquisitions, all of which were accounted for as purchase transactions: (i) the purchase of certain oil and gas properties from Bannon Energy Incorporated, (ii) the private placement of 600,000 shares of Common Stock, (iii) the private placement of $55 million of 6% Convertible Subordinated Debentures Due 2007 and the application of the net proceeds therefrom and (iv) the conversion of the Company's 7 1/2% Convertible Exchangeable Preferred Stock into Common Stock. Additionally, the unaudited pro forma operating results give effect to the sale of 4 million shares of Common Stock and $125 million aggregate principal amount of ten year senior subordinated notes.

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1996
                              (IN THOUSANDS)                  ------------
Revenues:
  Oil and gas sales.........................................    $130,508
  Field services............................................      14,223
  Gas transportation and marketing..........................      24,326
  Interest and other........................................       3,386
                                                                --------
                                                                 172,443
                                                                --------
Expenses:
  Direct operating..........................................      39,394
  Field services............................................      10,443
  Gas transportation and marketing..........................      13,152
  Exploration...............................................       1,460
  General and administrative................................       3,966
  Interest..................................................      30,957
  Depletion, depreciation and amortization..................      44,389
                                                                --------
                                                                 143,761
                                                                --------
Earnings before income taxes................................      28,682
Income taxes................................................      10,038
                                                                --------
Net income..................................................    $ 18,644
                                                                ========
Earnings per common share...................................    $   0.80
                                                                ========
BALANCE SHEET DATA (AT DECEMBER 31, 1996):
Cash and equivalents........................................    $  8,625
Total assets................................................     671,597
Long-term debt, including current portion...................     411,756
Stockholders' equity........................................     211,629

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders
Lomak Petroleum, Inc.:

     We have audited the accompanying statements of revenues and direct operating expenses of the American Cometra Interests, as described in Note 1, for the years ended December 31, 1994, 1995 and 1996. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The accompanying statements of revenues and direct operating expenses reflect the revenues and direct operating expenses attributable to the American Cometra Interests, as described in Note 1, and are not intended to be a complete presentation of the revenues and expenses of the American Cometra Interests.

     In our opinion, the statements referred to above present fairly the revenues and direct operating expenses of the American Cometra Interests, as described in Note 1, for the years ended December 31, 1994, 1995 and 1996, in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

Fort Worth, Texas
February 7, 1997

                         THE AMERICAN COMETRA INTERESTS

              STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

                                                  YEAR ENDED     YEAR ENDED       YEAR ENDED
                                                 DECEMBER 31,   DECEMBER 31,     DECEMBER 31,
                                                     1994           1995             1996
                                                 ------------   ------------   -----------------
Revenues:
  Oil and gas production.......................  $ 46,808,830   $ 43,513,982     $ 60,751,200
  Marketing and gas plant operating activities
     (net).....................................     3,370,500      5,276,900        7,273,100
                                                 ------------   ------------     ------------
       Total revenues..........................    50,179,330     48,790,882       68,024,300
Direct operating expenses......................   (14,447,533)   (12,727,532)     (14,375,900)
                                                 ------------   ------------     ------------
       Excess of revenues over operating
          expenses.............................  $ 35,731,797   $ 36,063,350     $ 53,648,400
                                                 ============   ============     ============

   The accompanying notes are an integral part of these financial statements.

                         THE AMERICAN COMETRA INTERESTS

                      NOTES TO THE STATEMENTS OF REVENUES
                         AND DIRECT OPERATING EXPENSES
1.  GENERAL:

  Organization

     The accompanying statements present the revenues and direct operating expenses of certain working and other interests in oil and gas properties and the Sterling gas plant and related pipeline owned by American Cometra, Inc. (the "American Cometra Interests") which were purchased by Lomak Petroleum, Inc. ("Lomak"). Such financial statements were derived from the historical records of the predecessor owner and represent Lomak's interest.

  Basis of Presentation

     The historical financial statements reflecting financial position, results of operations and cash flows required by generally accepted accounting principles are not presented, as such information is neither readily available on an individual property basis nor meaningful for the American Cometra Interests. During the periods presented, the American Cometra Interests were not accounted for as a separate entity. These statements do not include depreciation, depletion and amortization, general and administrative, interest, federal income tax expenses, or federal income tax credits allowed under Section 29 of the Internal Revenue Code. Accordingly, the accompanying financial statements are not intended to be a complete presentation of the results of operations of the American Cometra Interests in conformity with generally accepted accounting principles.

  Revenue Recognition

     Revenues are recognized when oil and gas production is sold. Direct operating expenses are accrued when services are provided. Netted against marketing and gas plant operating activities is $9,758,300, $7,700,000 and $11,478,400 for the years ended December 31, 1994, 1995 and 1996, respectively, relating to costs associated with those activities.

  Use of Estimates

     Management has made a number of estimates and assumptions relating to the reporting of the revenues and direct operating expenses to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

2.  SALES TO MAJOR CUSTOMERS:

     For the years ended December 31, 1994, 1995 and 1996 four purchasers accounted for 33%, 54% and 74% of total revenues, respectively.

3.  SUPPLEMENTAL OIL AND GAS DISCLOSURES (UNAUDITED):

COSTS INCURRED IN OIL AND GAS PRODUCING ACTIVITIES

                                                                FOR THE YEAR ENDED DECEMBER 31,
                                                                --------------------------------
                                                                  1994        1995        1996
                                                                --------    --------    --------
                                                                         (IN THOUSANDS)
Exploration.................................................    $14,154     $ 3,986     $ 1,124
Development.................................................     11,753      12,759      14,976

OIL AND GAS RESERVE INFORMATION

     The estimates of the American Cometra Interests in proved oil and gas reserves, which are located entirely in the United States, are based on evaluations by an independent petroleum engineer, Netherland, Sewell & Associates as of December 31, 1996. These reserves were estimated in accordance with guidelines established by the Securities and Exchange Commission which require that reserve reports be prepared under existing economic and operating conditions with no provision for price escalations except by contractual

                         THE AMERICAN COMETRA INTERESTS

                      NOTES TO THE STATEMENTS OF REVENUES
                  AND DIRECT OPERATING EXPENSES -- (CONTINUED)

3.  SUPPLEMENTAL OIL AND GAS DISCLOSURES (UNAUDITED), CONTINUED:
OIL AND GAS RESERVE INFORMATION, CONTINUED:
arrangements. Reserves as of December 31, 1994 and 1995 were derived from the December 31, 1996 reserve estimates after considering production and drilling activities.

     Lomak's management emphasizes that reserve estimates are inherently imprecise. Accordingly, the estimates are expected to change as future information becomes available.

     The following unaudited table sets forth the estimated proved oil and gas reserve quantities of the American Cometra Interests at December 31, 1994, 1995 and 1996:

                                                              CRUDE OIL   NATURAL GAS
                                                               (BBLS)       (MCFS)
                                                              ---------   -----------
                                                                  (IN THOUSANDS)
PROVED RESERVES:
  Balance, December 31, 1993................................   10,107       194,508
     Production.............................................     (404)      (14,372)
     Purchases..............................................       --         1,294
     Extensions, discoveries, renewals......................      505        12,683
     Sales..................................................       --            --
                                                               ------       -------
  Balance, December 31, 1994................................   10,208       194,113
     Production.............................................     (626)      (15,212)
     Purchases..............................................       93         1,502
     Extensions, discoveries, renewals......................       24         9,210
     Sales..................................................      (14)           --
                                                               ------       -------
  Balance, December 31, 1995................................    9,685       189,613
     Production.............................................     (803)      (16,124)
     Extensions, discoveries, renewals......................      848        28,516
                                                               ------       -------
  Balance, December 31, 1996................................    9,730       202,005
                                                               ======       =======
PROVED DEVELOPED RESERVES:
  Balance, December 31, 1994................................    5,062        97,269
                                                               ======       =======
  Balance, December 31, 1995................................    4,550        93,398
                                                               ======       =======
  Balance, December 31, 1996................................    4,595       103,749
                                                               ======       =======

     The "Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves" (Standardized Measure) is a disclosure requirement under Statement of Financial Accounting Standards No. 69. The Standardized Measure does not purport to present the fair market value of proved oil and gas reserves. This would require consideration of expected future economic and operating conditions, which are not taken into account in calculating the Standardized Measure.

     Future net cash flows for the periods presented were derived from the December 31, 1996 reserve estimate after considering historical production and drilling activities. December 31, 1996 prices in the reserve estimates were adjusted for fixed and determinable escalations to the estimated future production less estimated future production costs based on period-end costs and future development costs. Future net cash inflows were discounted using a 10% annual discount rate to arrive at the Standardized Measure. Future income tax estimates are not included, as the historical tax basis of the properties is not relevant.

                         THE AMERICAN COMETRA INTERESTS

                      NOTES TO THE STATEMENTS OF REVENUES
                  AND DIRECT OPERATING EXPENSES -- (CONTINUED)

3.  SUPPLEMENTAL OIL AND GAS DISCLOSURES (UNAUDITED), CONTINUED:
OIL AND GAS RESERVE INFORMATION, CONTINUED:
     The standardized measure of discounted future net cash flows relating to proved oil and gas properties is as follows:

                                                    AS OF          AS OF           AS OF
                                                 DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                     1994           1995           1996
                                                 ------------   ------------   -------------
                                                               (IN THOUSANDS)
Future cash inflows............................   $1,207,887     $1,179,424     $1,156,858
Future costs:
  Production...................................     (243,413)      (232,040)      (219,098)
  Development..................................      (99,353)       (92,534)       (88,350)
                                                  ----------     ----------     ----------
Future net cash flows..........................      865,121        854,850        849,410
Income taxes...................................           --             --             --
                                                  ----------     ----------     ----------
Undiscounted future net cash flows.............      865,121        854,850        849,410
10% discount factor............................     (444,749)      (408,382)      (367,919)
                                                  ----------     ----------     ----------
Standardized measure...........................   $  420,372     $  446,468     $  481,491
                                                  ==========     ==========     ==========

     Changes in standardized measure of discounted future net cash flows from proved reserve quantities are as follows:

                                                  YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                 DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                     1994           1995           1996
                                                 ------------   ------------   -------------
                                                               (IN THOUSANDS)
Standardized measure, beginning of year........   $ 395,914      $ 420,372       $ 446,468
Purchases......................................         627          1,228              --
Extensions, discoveries, additions.............      17,730         15,051          38,185
Production.....................................     (33,490)       (32,141)        (47,809)
Sales..........................................          --            (79)             --
Accretion of discount..........................      39,591         42,037          44,647
                                                  ---------      ---------       ---------
Standardized measure, end of year..............   $ 420,372      $ 446,468       $ 481,491
                                                  =========      =========       =========

                                   Lomak Logo